SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------


                                   FORM 10/A3


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  EduLink Inc.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)

                  Nevada                                    95-4562316
         -------------------------------                 ----------------
         (State or other jurisdiction of                 (I.R.S. employer
          Incorporation or Organization)                 Identification no.)


                450 North Roxbury Drive
                Suite 602
                Beverly Hills, California                       90210
         ----------------------------------------          ----------------
         (Address of principal executive offices)             (Zip code)


        Registrant's Telephone number, including area code (310) 247-7800

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                Names of each exchange on which
          to be so registered                 Each class is to be registered
          -------------------                -------------------------------
                 None                                      N/A
--------------------------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

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         ITEM 1:  BUSINESS

         (a)      General Development of Business.

        The registrant, Edulink, Inc., ("Edulink") was originally incorporated in January 1994 in Nevada under the name URREA Enterprises, Inc. ("URREA"). URREA was a development stage company that attempted to engage in the business of extracting minerals. URREA's developmental operations did not generate revenues. URREA was a publicly traded company listed on the Over-the-Counter Bulletin Board.

        In October, 1999, URREA agreed to acquire the issued and outstanding common stock of EduLink, Inc., a California corporation, in exchange for 7,776,000 shares of common stock of URREA. At the time, URREA had no assets or liabilities and a net asset value of $0. EduLink, Inc., the California corporation, entered into the merger in order to achieve the value of being a publicly trading company, including obtaining liquidity for its shareholders. We are not in any manner conducting the mineral extraction business that URREA attempted to engage in prior to the merger.

        Prior to the acquisition of EduLink, Inc., the California corporation, URREA effected a forward stock split of its issued and outstanding shares on a 50:1 basis, which increased its outstanding shares of common stock from 5,180,450 to 259,022,500, as well as the number of shares of common stock to be issued and delivered in exchange for the shares of EduLink, Inc., the California corporation. At the closing on October 27, 1999, EduLink merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink, Inc. The 388,800,000 shares issued in the merger were equivalent to the 7,776,000 shares URREA agreed to issue, as adjusted to give effect to the 50:1 forward stock split.

        We are currently engaged in the design and development of an Internet educational service program, called the "EduLink Smart Schoolhouse(sm)", which is being designed to offer and market to schools and homes: (i) a comprehensive school information management and communications system; and (ii) an individualized standards based and nationally recognized 3rd through 12th grade curriculum with the appropriate instructional strategies and student assessment (the "Schoolhouse System"). It is intended that this service will be utilized by four separate categories of end users: students, parents, teachers, and school administrators. The total service will be provided to schools, without charge over the Internet. The total service includes the premium service which means access to those inquiry-based instruction strategies and problems that are planned to be housed within the Schoolhouse System's proposed Virtual Lab described below. The service provided to schools will also be provided to homes without charge except that we plan to charge homes nominal fees for the premium service.

        From July, 1996 through approximately April, 1998, EduLink developed an initial business plan for the Schoolhouse System, built a prototype Website, produced a limited number of educational content lesson plans and developed an initial template to construct educational content. After April 1998, EduLink re-defined the business plan for the Schoolhouse System, redeveloped the structure and methodology for building interdisciplinary and interactive lessons, as well as Virtual Labs utilizing inquiry based instruction. The basic architecture of the Schoolhouse System developed from July 1996 through April 1998, however, remained unchanged.

        The architecture of the proposed Schoolhouse System is comprised of four elements:

         * The Systems Architecture: Consisting of an instructional and school information system which will deliver educational content and school-related information across the Internet to web-based users;

         * Site Architecture: Consisting of the structure of the website that will be the user's portal to the proposed EduLink system, specifically the hierarchy of web pages for the proposed EduLink site, starting from the home page, as well as the list of services available from those pages;

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         *       Software Architecture: Consisting of a three-tiered structure of the software components of the proposed EduLink system. The first tier, or the "presentation layer," will consist of the software components responsible for delivering graphical user interfaces to the user. This function will be performed by two software components: (a) user-supplied web browsers, with which users will access the system; and (b) the EduLink web servers, which will manage the connections between the users and the EduLink servers, and which will also be responsible for assembling content data into a presentable format. The second tier, or the "application layer", will consist of one or more software components that (i) implement all of the EduLink-specific application logic to permit communications between the web servers and the EduLink database; (ii) implement all of the EduLink tools; and (iii) facilitate the interpretation of user requests and data inputs, the formulation of requests to the EduLink database, and the receipt and disbursement of the results. The third tier will consist of the EduLink database and the EduLink software components for storing and retrieving data from that database. The database consists of Oracle (relational database) and SimDB (content-based database) tools.

         * Hardware Architecture: Consisting of the arrangement of the hardware components of the proposed EduLink system, specifically: (a) user computer systems which will host the users' web browsers; and (b) the EduLink servers, which will host the EduLink web server, the EduLink application software and the EduLink database. The EduLink development environment consists of 4 Del PowerEdge 1300 Servers that will connect to the users' computers through the Internet. Prior to the January 2001 planned beta testing of the Schoolhouse System for the 7th and 8th grades, the EduLink servers will be migrated to more powerful Sun Enterprise computer systems, to be purchased in January 2001 at an anticipated cost of $200,000 and installed at a commercial web hosting facility at an anticipated cost of $7,000 per month.

         Inquiry-based instruction is a learning technique that requires students to solve a problem by planning, carrying out and reporting the results of their investigation. Problems that require inquiry or investigative steps are planned to be revealed to students in an online Virtual Lab setting, with an emphasis placed on student laboratory and field investigation, as well as case studies. It is our goal that inquiry-based instruction in an online Virtual Lab setting will facilitate a deep and personal understanding of how learning works by participating in the conduct of investigations and solving a problem in an electronic world which will have characteristics that are simulated to represent a real world environment, i.e., an online Virtual World. A Virtual Lab refers to a pre-designated real world characteristic which is part of an online Virtual World and which, once entered, gives the student access to a problem involving one discipline (math, science, history or literature) as well as access to resources and tools designed to facilitate resolutions to the problem. It is expected that each online Virtual World will contain four online Virtual Labs, each such Virtual Lab to relate to one of the four disciplines. For example, if a student enters an online Virtual World which simulates a tent on grass next to a stream, and a night sky, lit by a bright star, and if the student "clicks" on the simulated star, that student would enter the online Virtual Lab and be asked to create an online working model of a solar system and be provided tools to assist and guide the student.


         Material aspects of the proposed Schoolhouse System described above have yet to be developed. The current status of the development of our proposed products and services is set forth in the sections entitled "Narrative Description of Business" and "The Current Status of our Proposed Products and Services".


         EduLink estimates that approximately $8.5 million will be needed to produce, alpha test, beta test and launch the proposed Schoolhouse System for the 7th and 8th grades and to pay sums currently owed by EduLink to third parties. To date, EduLink has raised approximately $5.2 million from the sale of its common stock, of which $400,000 has been paid to Saatchi & Saatchi North America under our agreement with them. See "The Saatchi Agreements." While these funds are sufficient to complete and alpha test the material aspects of the Schoolhouse System for the 7th and 8th grades, EduLink does not currently have the additional monies needed to beta test, launch and market the proposed Schoolhouse System for the 7th and 8th grades and to continue its overall operations. There can be no assurance that EduLink will be able to raise these additional monies either in the form of revenue from operations or proceeds from the offering of its securities. There also can be no assurance that EduLink will be able to penetrate the school and home markets if it should be able to launch its 7th and 8th grade Schoolhouse System.

         Additional funds beyond the estimated $8.5 million will also be needed to continue operations after the proposed launch of the service for the 7th and 8th grades and to produce the content, beta test and launch the Schoolhouse System for additional grade levels. EduLink estimates that following the potential launch of the service for the 7th and 8th grades, approximately $3.5 million will be needed during each of four succeeding 12 month periods to continue operations, pay debts, produce content, upgrade technology, beta test, market and launch the Schoolhouse System for two additional grade levels per each of the four 12 month periods. This $3.5 million does not include expenses related to any potential global expansion or modifications to educational content for the homeschooler market.

         EduLink intends to obtain such additional funds from operating revenue and/or from the sale of its securities, but there can be no assurance that there will be operating revenue or that funds can be secured on terms acceptable to EduLink.

         EduLink's corporate offices are located at:

                  450 North Roxbury Drive            5743 Corsa Avenue
                  Suite 602                          Suite 207
                  Beverly Hills, Ca  90210           Westlake Village, Ca  91362
                  Telephone (310) 247-7800           Telephone (818) 874-1273

         (b)      Financial Information about Segments.


         EduLink operates in only one business segment, the design, development and sale of educational products.


         (c)      Narrative Description of Business.


         EduLink plans that the proposed Schoolhouse System will provide:

         (i) A 3rd through 12th U.S.A. public and private school curriculum packaged in units. A unit is a body of information that covers a defined topic. For example, in United States history, there may be a unit on the settling of America. In the proposed EduLink curriculum for the 7th and 8th grades, there are 10 units which cover material from the period of America's settlement through the period known as the "space age." Each unit covers a specific time period. Each unit will consist of approximately 14 lessons (with each lesson including 10 activities) and four inquiry based problems. Each two grade levels will require approximately 10 units.

                  Lessons are the discrete elements into which units are segmented. They cover detailed information regarding one aspect of a unit and cover material in history, math, science and literature. For example, in the unit on the settling of America there may be lessons regarding the American Indians, the Slave Trade and the Spanish Conquest.

                  Activities are the series of tasks or assignments which follow each lesson. For example, in the unit on the settling of America, the lessons on the Spanish Conquest may have an accompanying activity that asks the student to write a journal as though he were a soldier in the army of Hernando Cortez reporting on what he sees happening to the Aztecs.

                  The curriculum will be structured in an interdisciplinary manner, meaning it will encompass two or

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                  more forms of content disciplines (for example, a history unit involving the California Gold Rush may have embedded in it a math lesson using weights and measures, a science lesson involving geologic formations and an English lesson exploring the writings of Bret Harte), cross-age, meaning combining the curriculum content to fit the needs of two grades, such as 7th grade 13 year old students with 8th grade 14 year old students (for example, although 8th graders typically study U.S. History and 7th graders typically study World History, the EduLink cross-age curriculum explores the peopling of the Americas through a review of not only the events in the Americas which brought the Bering Land Bridge nomads, European explorers and West and Central Africans together, but also through a review of the cultures from which these people came, with lessons on the European Renaissance, the Reformation African myths and traditions and American Indian agriculture). Our graphical design engineers and database engineers have standardized the icons and information flows inside the user screens. The targeted users for this service are students, parents and teachers.


         (ii) Educational curriculum content and student skill proficiencies based upon National Content Standards. National Content Standards refers to the guidelines and educational standards and curriculum frameworks recommended by several organizations focused on education including: the National Council of Teachers of English, the California Language Arts Content Standards, the National Center for History in the Schools, the National Center for History Standards, the National Geography Alliance, the American Association for the Advancement of Science, the Center for Research on Evaluation, Standards and Student Testing, the National Council of Teachers of Math, and the Council for Basic Education. Our content engineers have finished the alignment of curriculum content and student skill proficiencies with National Content Standards for the first unit. The targeted users for this service are students, parents and teachers.


         (iii) The integration of quality multi-media educational content, educational assessment, and teacher instructional strategies in a web-based environment. "Multimedia content" means content which incorporates text, photos, audio, video and/or animation. Multimedia content can include public domain material, or proprietary material which requires the securing of a license, such as archived audio, video, still pictures and data from nationally recognized content organizations like National Geographic, CNN and Reuters. EduLink has had discussions regarding licensing arrangements with National Geographic, CNN and Reuters, but no licensing agreements have been reached. EduLink does not intend to develop or create its own multimedia content, nor does it intend to compile an index of websites containing multimedia content. However, all multimedia content proposed to be utilized will be hosted by EduLink inside the proposed Schoolhouse System. All resources that relate to multi-media educational content for the first unit for the 7th and 8th grades have been identified, collected and all licenses to use the information on the web have been obtained. The targeted users for this service are students, parents and teachers.


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         (iv)     Two-minute video teasers as introductions to the curriculum units. Our content engineers have written descriptions of the video teaser segments as introductions to the first two units of the 7th and 8th grade curriculum. The targeted users for this service are teachers, students and parents.

         (v) A means to enhance student collaboration through the Internet either at home, via a computer with Internet access, or at school, via a computer with Internet access. Collaboration, in this context, means that students from different physical locations can assist each other in working out assigned problems by utilizing their access to the proposed Schoolhouse System via the Internet, and the "Chat" areas within the proposed Schoolhouse System, inclusive of the Virtual Labs, meaning areas which allow for communications by typing messages in designated spaces.

         (vi) A comprehensive information management and communication service with programs uniquely tailored to school, teacher, student and parent needs, such as an electronic filtered 24-hour daily news feed; Edu-Chat rooms (meaning on-line chat areas), free Edu-Mail (meaning on-line E-Mail), a calendar of events, schedules and announcements. Our content and database engineers are writing design specifications and have begun the initial web-based engineering build-out for this service. The targeted users for this service are students, parents, teachers and school administrators.


         (vii) Online Virtual Labs with emphasis on inquiry. Our content engineers have written a description of the inquiry and design problems for the first unit of the 7th and 8th grade interdisciplinary curriculum that has been completed. A web-based format has been produced to standardize electronic icons, schoolhouse structure and unit lesson and activities. No Virtual Labs have been created or tested. The targeted users for this service are teachers and students.


         (viii) An electronic essay grader and a student essay tutorial program. The electronic essay grader refers to a software tool which grades student essays based upon the input of relative values allocated to various possible answers to the question posed. The student essay tutorial program means software that will guide students as to how to write essays. Our content engineers have finished a written description of an electronic grading system for

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                  designated student work. Our database engineers have developed initial algorithms for the web-based electronic essay grader. The targeted users for this service are teachers.


         (ix) Teacher, student and parent tools to enhance learning. These tools include existing reference web-based software, such as thesaurus, dictionary, encyclopedia, atlas, word processor and calculator. These tools also include non-reference type tools currently being designed by our technology engineers to help students learn by working systematically through a problem, including: (a) an Inquiry Step Tool, meaning a tool which sets out in a linear fashion the steps a student should take to solve a problem, inclusive of identifying the problem, formulating hypotheses and conducting research; (b) a Cognitive Mapping Tool, meaning a tool which promotes the discovery and segregation of various elements associated with a problem (i.e., identifying the elements, determining how to retrieve the elements using the student's prior knowledge and determining how to organize the elements into categories and subcategories) and facilitates an examination of the elements and the logical ways to connect them so as to arrive at a solution. This tool is intended to provide the student with a "map" of his thought processes, and for example, prompt the student for more information or ask if one response might better fit into another category; and (c) an Intelligent Student Coaching Tool, meaning a tool which will inform the student, on-line, when he is not properly processing the problem (i.e. the student improperly formulates a hypothesis). Existing reference web-based tools have been identified and located and the content engineers have developed a written description of non-reference web-based tools that are to be developed. Our database engineers are designing the database in order to integrate the tools into the database. The targeted users for this service are teachers, students and parents.

         (x) A teacher authoring tool kit (which includes a web-based lesson design template) to publish teacher created lessons inside the proposed Schoolhouse System. Our database engineers have developed the algorithms for the teacher authoring tool; it is currently in an alpha testing format. A teacher authoring tool means a software tool which allows a teacher to gather digital data (inclusive of multimedia content) from various locations and formats in a user-friendly manner, so as to create lesson plans. In order to utilize portions of any textbook curriculum used by a teacher in the classroom together with portions of lessons, activities or other

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                  material stored within the proposed Schoolhouse System, the teacher must place that textbook material inside the proposed Schoolhouse System (meaning inputting the text thus converting it to a digital format). Teachers that are not employed by schools affiliated with EduLink will not have access to the teacher authoring tool kit. Teachers that are employed by schools affiliated with EduLink will have access to the teacher authoring tool from any location that allows them access to the proposed Schoolhouse System. The targeted users for this service are teachers.

         (xi) Tutorial services for use by students in the home. EduLink plans to hire teachers as tutors, accessible through Edu-Chat e-mail, chat rooms and/or telephone lines. Tutorial services will be offered to students for a nominal fee. The targeted users for this service are students.

         (xii) The School Store. The School Store means an area planned to be within the Schoolhouse System, which allows a user to purchase products such as school sweaters, notebooks and sportswear. The software to facilitate this part of the proposed Schoolhouse System is being designed by our technology engineers. In order to operate such a store, EduLink must conclude agreements with product suppliers who will warehouse and ship products as they are ordered by users of the system. The targeted users for this service are students, parents, teachers and administrators.

         (xiii) An educational system that is adaptable to a worldwide educational audience. The proposed Schoolhouse System is adaptable to a world wide educational audience because its targeted users, i.e., students, parents, teachers and schools, have universal educational characteristics. The unit, lesson and activity structure can be made specific to a country's national educational agenda. The structure of the proposed Schoolhouse System can be used in any country, but the educational content comprised of units, lesson plans, activities and inquiry based problems must be created specifically so as to satisfy the language and educational requirements of the country in question. EduLink has no expertise in terms of non-U.S. educational content; thus, in order to bring the proposed Schoolhouse System to other countries, EduLink must form alliances with entities based in the particular country, which have the expertise necessary to create the appropriate educational content and which will provide the funds required to create the applicable educational content. EduLink has not entered into any negotiations or agreements with any entities for purposes of expanding the proposed Schoolhouse System to other countries. The targeted users for this service are administrators, teachers, parents and students of the applicable foreign country.

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SCHOOLS, TEACHERS, STUDENTS AND PARENTS


         EduLink intends that the proposed Schoolhouse System will be used by school administrators, teachers, students and parents. There will be no requirement that schools use the proposed Schoolhouse System. Instead, schools will be able to voluntarily adapt to the proposed Schoolhouse System because it is a free service and as such, they will be able to utilize the system when and how they please.

         SCHOOL ADMINISTRATORS. It is planned that the portions of the proposed Schoolhouse System designed for school administrators will serve as the administrative arm of the proposed Schoolhouse System in a particular school and that it will, among other things, detail school district resources and Internet technology capabilities. EduLink intends to provide a full array of services to school administrators including: (i) a web-based home page to the school with active links to additional web pages about the school, its community, faculty and staff and school information; (ii) comprehensive calendar and scheduling capabilities which will automatically be propagated to teacher, student, and parent desktops; (iii) school-wide and staff-only announcement capabilities which will also be propagated to the affected persons; (iv) collaboration capabilities both within the school and with outside educators using the proposed Schoolhouse System; (v) home pages for administrative staff, with information (such as education and areas of interest) for use in establishing collaborative connections with outside educators; and (vi) site administrators associated with the school, to permit them to register themselves and their classes with the proposed Schoolhouse System. It is planned that all information to support these basic functions will reside on EduLink host computers. Administrators will have the same basic abilities as teachers to examine the curriculum (unit, lessons and activities) offered by EduLink. Administrators will also have access to the common set of office tools: word processing, dictionary and thesaurus. EduLink also plan to furnish news feeds to administrators.

         EduLink believes that administrators will want this information described above because it is essential to their daily operations, housed in one place and will be easily accessible.

         TEACHERS. It is planned that teachers will have access to all proposed Schoolhouse System curriculum units, lessons, news feeds, video teasers, the Virtual Labs and the inquiry based problems and tools. Teachers will be able to use the proposed Schoolhouse

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System to enhance their existing programs and to allow them more time to individualize instruction. By using the time saving tools, such as the electronic essay grader and the inquiry step tool, teachers can become facilitators of the student's learning experiences rather than dispensers of knowledge. Teachers will be able to guide students into inquiry learning while encouraging them to interact and collaborate with other students. Teachers will be able to use the proposed Schoolhouse System to assess student performance, to collaborate with students on writing and problem solving exercises, to create lessons from the news feeds and from the bank of archived resources using EduLink electronic authoring tools, to exchange information instantaneously with other educators, and to communicate quickly and directly to parents.

         Teachers can encourage students to interact and collaborate via the proposed Schoolhouse System by explaining orally in the classroom, or in writing through e-mail or individual chat sessions or group chat sessions in chat rooms. Teachers can use this proposed Schoolhouse System to assess student performance by observing the student's work while using the Cognitive Mapping and Inquiry Step tools, and this assessment can be accomplished by reviewing the student's work after completion (it will be stored) or by reviewing the Student's work "real time," i.e., while in progress, which therefore enables the teacher to collaborate with the student while in the problem solving process. It is anticipated that a teacher/student collaboration will include e-mails, individual chat sessions, group chat sessions and other interactive collaboration within the Virtual Lab environment. EduLink intends to save teachers' time in some areas (i.e. by the use of electronic essay graders, use of the system's lessons and activities) while causing them to expend some of the time saved in other areas (such as those that are designed to promote critical thinking and assessment of thinking skills). A teacher will be able to "pick and choose" from the services offered in that a teacher can, for example, opt to communicate with parents via the proposed Schoolhouse System or elect not to do so; a teacher can use one, more than one or none of EduLink's lessons and activities within a unit in the classroom; a teacher can use traditional curriculum textbook material while also using related EduLink lessons, activities or Virtual Lab inquiry based problems as a supplement. The proposed Schoolhouse System is not intended to replace traditional curriculum, but rather to be used by teachers as an additional asset to draw from. Moreover, even if the proposed Schoolhouse System is accepted into a school it does not mean every teacher within that school will desire or be given the opportunity to access the proposed Schoolhouse System; and EduLink assumes that, initially, those teachers within an EduLink affiliated school who have technological awareness will be more likely to desire and be given the opportunity to use the system in the classroom. It is the school, through

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administrators (usually with guidance from teachers) that will elect to affiliate with EduLink, and because EduLink is not attempting to replace the traditional curriculum, no formal adoption of the proposed Schoolhouse System's curriculum is required.

         Additionally, it is planned that the archived resources will be developed from strategic alliances that EduLink plans to make with national and regional organizations to license their electronic educational media resources. It is anticipated that the image and informational banks of archived resources will be integrated into the EduLink database. Moreover, the proposed Schoolhouse System will provide a repository for teaching and learning practices as well as a distribution outlet for teachers employed by EduLink affiliated schools around the world to publish and license their lessons. To facilitate this publishing aspect, EduLink intends to build and integrate into its database a web-based teacher-authoring tool (including a web-based lesson design template).

         STUDENTS. It is intended that students will be able to access the proposed Schoolhouse System at any time if they have a computer that has Internet access at home. This will allow them to supplement and enhance their learning, and collaborate with other students and teachers. Students will be able to review their course work, obtain materials and interactive resources related to their course work and, if necessary, receive direct tutorial aid. EduLink expects that the interactive resources will include videos, audios and still pictures that will have the capacity to be stopped and played back within the proposed Schoolhouse System, making each resource interactive. EduLink expects to offer students direct tutorial aid in the home, for a fee, through its e-mail program and the Edu-Chat program as well as by telephone connection.

         The portion of the proposed Schoolhouse System designed for students is intended to have, among other things, the applicable educational information for the grade of the particular student courses, daily lessons and related materials, as well as a school information guide to help organize a student's schedule, events, sports activities and clubs. Students will be able to access via the internet student-run web pages, current news events, updated bus schedules and a daily read out of their teachers, classes and activities. Students will also have their assignment lists and personal "lockers" with their own private passwords to record their outside activities, appointments and errands.

         The proposed Schoolhouse System, and all of the elements to be designed for student use, inclusive of applicable tools, will be structured so that it can be used by all age groups (i.e. 3rd graders through 12th graders) but the curriculum content itself and the language appearing within the proposed Schoolhouse System to direct the student's use of the various components of the proposed Schoolhouse System (including the tools) will be made age appropriate.

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         PARENTS. It is planned that through the use of the proposed Schoolhouse
System, parents will have the ability to interact directly with a variety of persons involved in their child's education including teachers, guidance counselors and career counselors. For college-bound students, all of the pertinent information relating to prospective colleges, scholarships, financial aid and sample SAT and ACT tests will be available to parents. Parents will also be able to maintain direct contact with teachers, school administrators, coaches and other parents through a special PTA menu. They will be able to schedule "chat" sessions on a regular basis and at their own convenience. "Chat" sessions and bulletin board postings will allow parents to participate by sharing experiences with parents of same age students around the city, state, nation, and world. Parents using their own personal access code will be able to interact with their child's school program from any computer with access to the Internet. Parents will be able to enter the School Store and shop for educational merchandise at discounted rates. The majority of the School Store merchandise will be rated and endorsed by EduLink.

         EduLink believes that parents will want access to the proposed Schoolhouse System not only to provide their children with access to the proposed Schoolhouse System at home, but also to allow the parents to become more involved in their child's educational experiences.

         The parents of homeschoolers will also be able to access the proposed Schoolhouse System. EduLink also believes there is a significant opportunity in the homeschoolers market and plans to focus on trying to gain penetration into this market. EduLink has not, however, made any efforts to date to penetrate this market. In order to penetrate this market, curriculum content may have to be modified in order to satisfy various states' educational agendas; however, the National Standards upon which EduLink's curriculum content is to be based are generally more rigorous and demanding than the standards set forth in the various 50 United States; accordingly, we expect that the modifications that might be required with respect to any specific State would generally not be significant. The additional costs, which would be required for such modifications, if any, have not been determined, and as such, such costs are not included in the funding requirements earlier set forth.

DELIVERY OF AND ACCESS TO THE SCHOOLHOUSE SYSTEM


         EduLink has developed a demonstrable prototype Internet website for the proposed Schoolhouse System. It is intended that school administrators, teachers, students and parents, free of charge, will access the website through desktop computers using his or her personal account. The website currently only has minimal, basic available information regarding the Schoolhouse System. Within each end user group, a member of the particular group will only have access to certain information and services. For example, students will receive access codes allowing them access to the curriculum services, but not to the grades or records of other students. Only a student's teacher and school administrator will have such access. Each end user will have a personal identification code, which will allow them access to their private information.

         EduLink plans to host the system for Internet use. Through the Internet, administrators, teachers, parents and students will be able to access and use the system. The content and services provided by the system will be delivered via the web to the users. The computers hosting the system will be provided by EduLink.


         It is expected that the school, not EduLink, will operate as the system administrator. When the school registers itself with EduLink, a site administrator (such as the principal or an assistant principal) will be selected by the registering school. The site administrator will be furnished with a special access code, which will permit the site administrator to provide and manage access privileges for the administrators, teachers, students and parents associated with that school.

         EduLink anticipates that schools (administrators), teachers, students, and parents, will each furnish pertinent data that will be maintained on the EduLink computers. It is expected that this will include general contact information, and also (for all except the parents) the additional profile information necessary to maintain such user's calendar, activities and interests, progress on assignments, class schedules, course work and other EduLink preferences. The school, teacher, parent and student information will be gathered by using electronic templates that identify specific fields of information. The data content from these templates will be stored on the EduLink host computers.

         Currently the EduLink technology consists of an Instructional Management System facilitated by a messaging process which implements XML encoding techniques. The technology also includes an application server that bridges Internet users with the internal framework; within the application system, advanced extensible Stylesheet Language technology is being used to apply style characteristics to the content management systems that are indexed for rapid retrieval. The EduLink System is currently being developed in a distributed Window NT environment. This development environment consists of 4 Dell PowerEdge 1300 Servers owned by EduLink, but in the future and prior to the contemplated Beta Test in January 2001, EduLink components will be migrated to more powerful Sun Enterprise computer systems (which EduLink plans to purchase). The development environment also utilizes an Oracle database (relational database) and SimDB database (content based database), and these two databases are expected to satisfy EduLink's future needs.


THE CURRENT STATUS OF OUR PROPOSED PRODUCTS AND SERVICES

         EduLink expects to rollout its service in stages by initially developing and producing the Schoolhouse System for the 7th and 8th grades, by conducting alpha tests during portions of the development and production process period from June 2000 through December 2000, by conducting a six week beta test in January 2001 and by launching the service for the 7th and 8th grades following the completion of the beta test and resultant modifications to the system, if any. Thereafter, EduLink intends to beta test and launch the service for two additional grades (e.g. 9th-10th, 5th- 6th and 3rd-4th) each succeeding twelve month period.


         Our technology engineers, Science Applications International Corporation ("SAIC"), are designing and building the EduLink architecture, inclusive of various software tools (such as the Electronic Essay Grader, the Intelligent Coaching Tool, the Inquiry Step Tool, the Cognitive Mapping Tool, the Teacher Authoring Tool, the Virtual World and Virtual Labs). Our estimated completion date for such architecture is December 2000. The software relating to the Schoolhouse System's information and communication system (i.e. e-mail, chat, schedules, school store) have been identified and are being designed and built by our technology engineers, and we anticipate completion by December 2000. The graphics within the Schoolhouse System are also being designed by SAIC and the estimated completion dates are: (i) with respect to graphics relating to the first 8 units of the 7th and 8th grade curriculum and the other portions of the Schoolhouse System for the 7th and 8th grades by December, 2000; and (ii) with respect to the graphics relating to the last 2 units of the 7th and 8th grade curriculum, at various times during the period January through March 2001. The curriculum content for the 7th and 8th grades (units, lessons, activities, inquiry based problems) are being created by our content design team, headed by Kathleen McGuire, Ph.D. of McGuire and Associates and supervised by Professor Gary Nash of the University of California at Los Angeles. The first unit has been completed by the design team and delivered to SAIC for incorporation into the Schoolhouse System. We estimate that eight of the units for the 7th and 8th grades will be completed during the period June through December 2000, and the last two units will be completed and operational between January and March 2001.

         It is intended that curriculum for two additional grade levels will be completed within every 12 month period following the launch of the Schoolhouse System service for the 7th and 8th grades. The technological aspects of the Schoolhouse System will not require any changes for different grade levels;
it is only the language used, the graphics used and the curriculum content that will require changes to make them age appropriate.

MARKETING


         EduLink plans to market the proposed Schoolhouse System to public and private schools throughout the United States and to homes of school aged children. EduLink intends to reach schools and homes by several methods, including direct sales and telemarketing, alliances with companies that have a substantial regional and national presence in school and/or home markets (such as local telephone companies, cable companies, computer companies and internet service providers), cross promotion with companies attempting to reach demographics similar to those of EduLink, and public relations activities that will illustrate the academic value of EduLink's content.

         In this regard, EduLink intends to have the academic content of its proposed Schoolhouse System evaluated by various nationally recognized educators, such as Professor Gary B. Nash, Ph.D., Project Co-Director for the National Standards for History, UCLA, Professor Christopher Slater, Ph.D., Founder of the National Geography Alliance, University of Missouri, Professor Sheridan Blau, Ph.D., former President of the National Council of English Teachers; UCSB, Dr. Linda Plattner, Council for Basic Education Coordinator of National Math Standards and Dr. Rodger Bybee of the National Research Council at a cost of approximately $50,000 in the aggregate.

         The type of alliances EduLink envisions include co-branding agreements with well known portals such as Yahoo; bundling agreements with computer companies like Dell, telcos like GTE; co-promotional agreements with sponsors and advertisers which provide promotional material about EduLink through the distribution of their own products or within their own environment, such as Pepsi Cola and Wal-Mart. EduLink has not commenced discussions or entered into any agreements relating to any such marketing alliances. Instead, EduLink's marketing activities to date have been limited to securing written commitments from several schools relating to their participation in the alpha and beta tests for the 7th and 8th grade Schoolhouse System, including the Lincoln Middle School in Santa Monica, California and the Assumption School in Wood-Ridge, New Jersey. All of the schools may opt out of such alpha and/or beta testing at any time.

POTENTIAL SOURCES OF REVENUE

         If EduLink is able to fully develop and market the proposed Schoolhouse System, it expects to derive revenue from one or more of the following sources:

         1.       home subscriptions for premium services;

         2.       tutorial services;

         3. transactional revenue from the school store and links to other websites;

         4. traditional corporate advertising within the commercial zones of the Schoolhouse System;

         5. corporate sponsorship in various forms, including corporate underwriting. As an example, corporations may underwrite premium service fees for corporate employees who are parents;

         6.       international franchises of the proposed Schoolhouse
                  System; and

         7. federal grants. The federal grant possibilities relate to those designed to assist the development of education on-line (such the Learn Anytime, Anywhere Annual Federal Grant, and one U.S. Department of Education Filed Institute Studies program); in order for EduLink to qualify for such grants, a partnership between EduLink (a "for profit" entity) and a public or private educational institution would be required. An applicable model for pursuit of such a grant would be the combination of EduLink and one or more of the public schools involved in EduLink's contemplated Alpha Test of the Schoolhouse System for the 7th - 8th grades or EduLink's contemplated Beta Tests of the Schoolhouse System for the 7th
                  - 8th grades, as well as additional grade levels.


COMPETITION

         The market for companies providing educational related materials is highly and intensely competitive. EduLink will be in direct competition with companies with significantly longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than that of EduLink. Competitors of EduLink include education curriculum software companies such as Edscape Corporation, Lightspan Networks, Inc., Softkey International, Inc., National Education Corporation, Davidson and Associates, Inc., Scholastic Corporation, Broderbund Software, Inc.,

Knowledge Adventures, Inc., Jostens LLC, CNN newsroom, PBS Mathline, CTB McGraw Hill, Net School/ACTV Inc., e Schooland, and CCC, Inc. Moreover, other entities not currently in this industry may in the future attempt to launch a business similar to or identical to that of EduLink's. EduLink's competitors may develop products comparable or superior to those developed by EduLink, adapt more quickly than EduLink to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and license of their products than EduLink. Accordingly, there can be no assurance that competition will not intensify or that EduLink will be able to compete effectively in its proposed market. However, to EduLink's knowledge, there are no other companies currently engaged in the business of providing all of the various elements of the proposed Schoolhouse System from a single system which EduLink intends to provide. There are various software companies that are providing organizational information between teachers and administrators, but we are not aware of any company currently providing organizational information between parents and teacher, parent and student, teacher and student, parents and administrators, and student and administrator, inside one system.

EduLink does not believe it will be in competition with companies that provide extra curriculum games that are designed to be educational because EduLink's content is focused on a national standards based curriculum that relates directly to history, math, science and literature.

Additionally, although sources such as newsfeeds are available on the web for free, such as CNN and Internet Newsfeeds, EduLink does not believe they provide a software filtering system that allows users to identify and archive information for use at another time, something which the proposed Schoolhouse System is intended to provide. Cable and other companies have a class room presence over cable networks for newsfeeds and in some cases for storing and retrieving lesson plans. This information is usually available in an analog format and not digital, therefore restricting its use to TVS and VCRs. By having a 24 hour newsfeed with a filtering system, and by delivering the newsfeed over the internet inside the proposed Schoolhouse System, EduLink hopes to provide something uniquely different.

THE SAATCHI AGREEMENTS

         From approximately February 1997 through April 1998, Saatchi & Saatchi North America, Inc. ("Saatchi") provided production and consulting services in connection with the proposed Schoolhouse System. In January 1998, Saatchi and EduLink executed an agreement, effective as of July 1997, pursuant to which Saatchi agreed to provide various services, including but not limited to designing and establishing a website for the proposed Schoolhouse System (the "1998 Saatchi Agreement"). Pursuant to the terms of the 1998 Saatchi Agreement, EduLink executed and delivered an $850,000 note to Saatchi relating to fees owed for past services through December 1997 (the "Saatchi Note"). In addition, pursuant to the Saatchi Agreement, Saatchi claimed additional fees of $548,000 as of June 10, 1998, which charges were disputed by EduLink.

         Pursuant to the provisions of the 1998 Saatchi Agreement, EduLink's ownership of the intellectual property Saatchi developed in connection with the proposed Schoolhouse System was subject to EduLink making all required payments to Saatchi under the Saatchi Agreement and the Saatchi Note. The intellectual property at issue is the graphical user interface developed for the three existing prototype websites and for the six prototype web based lesson plan Internet prototypes.

         From April 1998, the date Saatchi discontinued services, the proposed Schoolhouse System concept went through substantial modifications, rendering the Saatchi graphical user interface antiquated for EduLink's purposes.

          On January 5, 2000, Saatchi and EduLink entered into a second agreement to resolve their dispute under the following terms (the "2000 Saatchi Agreement"):

         * EduLink's total obligation to Saatchi, inclusive of sums due under the Saatchi Note, was reduced to $1,000,000 payable out of 15% of the net proceeds obtained by EduLink from the sales of its securities;

         * interest at prime plus one percent will accrue on the $1,000,000 debt, commencing as of January 1, 2000, if, but only if, the debt is not paid by December 31, 2000;


         * in lieu of 31,000,000 shares and 14,000,000 warrants that were to be issued to Saatchi under the 1998 Saatchi Agreement, Saatchi is to receive 11,435,000 shares of EduLink's common stock (which shares have not yet been delivered);


         * EduLink agreed that it would pay Saatchi by January 15, 2000, the difference between $100,000 and the sums theretofore paid by EduLink to Saatchi from EduLink's sale of its securities; by April 30, 2000, the difference between $400,000 and the sums theretofore paid by EduLink to Saatchi from EduLink's sale of its securities; and by December 31, 2000, the difference between $600,000 and the sums theretofore paid by EduLink to Saatchi from EduLink's sale of its securities. EduLink paid Saatchi $100,000 on January 5, 2000 and $300,000 on April 28, 2000.

         * EduLink will assign the proposed Schoolhouse System's intellectual property rights to Saatchi if the $1,000,000 obligation is not paid by December 31, 2001.

MANUFACTURING, DISTRIBUTION


         EduLink will not manufacture or distribute software, but intends to contract with third parties for the manufacturing, packaging, marketing and distribution of any software. The software architecture is in the design stage. We anticipate that the software will include software already developed by SAIC, commercially available software and software to be specifically developed for EduLink by SAIC.


EMPLOYEES-ALLIANCES:


         EduLink currently has three employees -- Michael Rosenfeld, Dr. Ronald Rescigno and Ian Rescigno. In addition, EduLink has entered into agreements for services with the following individuals and entities:

* For content development, research grants, and online educational tutorial experts - McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of the Distance Learning Program, University of California, Los Angeles ("UCLA") extension; Los Angeles, California;

* For content oversight, including units, lessons, activities and the inquiry based problems within the Virtual World and endorsement - Professor Gary B. Nash, Ph.D., Project Co-Director for the National Standards for History, National Center for History in the Schools, UCLA, Los Angeles, California;

* For data base engineering, front end graphic design services, Virtual World design, and the Graphic User Interface for inquiry based problems
         - Science Applications International Corporation (SAIC), Center for Advanced Information Technology; Annapolis, Maryland;

* For teacher, parent and student filtering and curriculum development tool and the teacher curriculum center - SAIC, Center for Advanced Information Technology; Annapolis, Maryland; and

* For the inquiry based software and tool kit - SAIC, Center for Advanced Information Technology; Annapolis, Maryland; and

* For research and educational marketing - McGuire and Associates, headed by Kathleen McGuire, Ph.D., director of the Distance Learning
         Programs, UCLA; Los Angeles, California.

       The three employment agreements were all entered into on September 1, 1999 and provide as follows:


         Ronald Rescigno has been employed as President of EduLink from September 1, 1999 through December 31, 2004. Compensation equals $150,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was waived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $300,000 for each of the calendar years 2000 and 2001 and $450,000 for each of the calendar years 2002, 2003 and 2004; in addition, Dr. Rescigno is entitled to four weeks vacation, annually, and fifteen paid sick days annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share are to be issued to Dr. Rescigno upon completion of each of the Design Phase, the Build-Out Elements, the Beta Test and the National launch of the proposed Schoolhouse System for the 7th and 8th grades. Although the Design Phase has been completed none of the above-described warrants have yet been issued. Dr Rescigno is exclusive to EduLink, Inc. for the term of the employment agreement.

         Michael Rosenfeld has been employed as Chief Executive Officer of EduLink from September 1, 1999 through December 31, 2004. Compensation equals $150,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was waived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $300,000 for each of the calendar years 2000 and 2001 and $450,000 for each of the calendar years 2002, 2003, and 2004; in addition, Mr. Rosenfeld is entitled to four weeks vacation, annually, and fifteen paid sick days, annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share are to be issued to Mr. Rosenfeld upon completion of each of the Design Phase, the Build-Out Elements, the Beta Test and the National launch of the proposed Schoolhouse System for the 7th and 8th grades. Although the Design Phase has been completed none of the above-described warrants have yet been issued. Mr. Rosenfeld may render outside services so long as it does not interfere with his obligation as an officer of EduLink.

         Ian Rescigno has been employed as Senior Vice President of Operations for EduLink from September 1, 1999 through December 31, 2004. Compensation equals $90,000 per year (the monthly pro-rata compensation from September 1 - December 31, 1999 was waived), plus a bonus equal to the greater of 10% of the Net Pre-Tax Profits or 10% of the Net Cash Flow of EduLink computed annually, but not to exceed an amount equal to $180,000 for each of the calendar years 2000 and 2001 and $270,000 for each of the calendar years 2002, 2003, and 2004; in addition, the employee is entitled to four weeks vacation, annually, and fifteen paid sick days, annually, and insurance benefits. Warrants to purchase 5,717,650 shares of EduLink's common stock at $.0022 per share are to be issued to Mr. Rescigno upon completion of each of the Design Phase, the Build-Out Elements, the Beta Test and the National launch of the proposed Schoolhouse System for the 7th and 8th grades. Although the Design Phase has been completed none of the above-described warrants have yet been issued. In addition, Mr. Rescigno was issued warrants to purchase 34,305,000 shares of common stock at an exercise price of $.0022 per share. Mr. Rescigno is exclusive to EduLink, Inc. for the term of the employment agreement.

         The agreement between EduLink and Professor Gary B. Nash was entered into as of February 1, 2000. The agreement provides that Professor Nash will supervise the design of our curriculum for the proposed 7th and 8th grade. The curriculum is to consist of 10 units with approximately 140 lessons and 1,400 activities, plus 40 inquiry based questions for a contemplated Virtual World. Professor Nash's engagement with EduLink is non-exclusive and all of the results and proceeds of his services are assigned to EduLink and are deemed a work for hire from inception. Professor Nash is to be paid $3,000 per month until the 10 units are delivered, not to exceed 12 months. The $3,000 is an advance against fees of $100 per hour, but he must obtain pre-approval for hours to be incurred in excess of 40 hours in a month. He also is to receive a bonus of 7.5% of any license fees paid to UCLA by EduLink pursuant to any license agreement between EduLink and UCLA which may in the future be consummated with respect to intellectual property relating to history curriculum of the 7th and 8th grades. He also is to receive warrants to purchase 100,000 shares of EduLink's common stock at $.10 per share upon delivery of each unit, to a maximum of warrants to purchase 1,000,000 shares. He also is engaged to serve on EduLink's to be formed Quality Control Curriculum Committee and will be entitled to receive warrants to purchase 500,000 shares of stock at $.20 per share for his service on the Committee. Professor Nash is also to receive an additional 1,000,000 warrants for securing three approved individuals to serve on the Committee, one-third of which vest as each of such individuals agrees to serve on the Committee.

         The agreement between EduLink and Ms. McGuire was entered into as of February 1, 2000. The agreement provides that Ms. McGuire is to develop content for the proposed 7th and 8th grade curriculum. Content development includes responsibility to core curriculum standards, integration of educational software applications, presentation and final editing of content, and recruitment and training of on-line tutors. The deliverable schedule is to be mutually determined. EduLink's payment obligation is $148,000, payable as deliverables are completed and accepted in accordance with the mutually approved schedule. The payments include all sums otherwise payable to the specialists supplied by Ms. McGuire and the results and proceeds of all work product, including the copyrights therein, is to be owned by EduLink and is to be considered a work for hire from inception. In addition, Ms. McGuire is to manage the specialists, liaison between the specialists and EduLink's other technology providers and content supervisors, analyze student assessment of the curriculum, assist in obtaining federal grants, identify possible schools to participate in the contemplated beta test, and assist in planning the rollouts of additional grade level curriculum. For such additional services, Ms. McGuire is to receive the sum of $3,000 per month for 12 months (commencing February, 2000), unless the agreement is terminated earlier based upon a failure to deliver on a timely basis.

         The agreement between EduLink and SAIC was entered into as of October 1, 1999. The agreement provides that SAIC will render services relating to the development and construction of the proposed Schoolhouse System, such services and the actual deliverables to be fully described by Individual Task Order Statements of Work and Schedule, such work to be performed on a time and material basis. The hourly fees per category are established for the one year term of the agreement (e.g. Program Manager at $200 per hour; Jr. technical staff at $90 per hour). Each Task Order may include one or more labor categories. There is no limit as to the number of Task Orders that may be issued. All materials furnished and services performed shall be subject to inspection and test. All materials, computer programs software or other data or information, whether fabricated, manufactured, purchased or otherwise obtained by SAIC for the performance of its services and charged to EduLink are the property of EduLink.

TRADEMARKS AND COPYRIGHTS

         EduLink has obtained a trademark for its corporate logo including the design plus words and letters. Additionally, EduLink is in the process of researching and applying for a servicemark for the proposed EduLink Smart Schoolhouse and the History Hopper. EduLink believes that any software it is able to develop in the future will be proprietary and it will attempt to protect such software under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Software products are susceptible to unauthorized copying. It may be possible for unauthorized third parties to copy or to reverse engineer EduLink's products. As the number of interactive software products in the market increases and the functionality of these products further overlaps, EduLink believes that interactive software will increasingly become the subject of claims that such software infringes on the property of others.

         As disclosed in the section entitled "The Saatchi Agreements", EduLink may lose those intellectual property rights derived from services performed by Saatchi if EduLink fails to pay sums due Saatchi by December 31, 2001.

LITIGATION

         EduLink is not a party to any legal proceedings and is not aware of any pending or threatened legal proceedings.

AVAILABLE INFORMATION

         EduLink has filed with the Securities and Exchange Commission (the "Commission") this Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended. For further information with respect to EduLink, reference is made to the documents filed as exhibits to this Form 10 Registration Statement. Statements contained in this Form 10 Registration Statement regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the Form 10 Registration Statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the Form 10 Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as EduLink that file electronically with the Commission.

         ITEM 2:           FINANCIAL INFORMATION.

         The following information has been derived from EduLink's financial statements. Such information should be read in conjunction with EduLink's audited financial statements for the years ended December 31, 1998 and 1999 and the unaudited financial statements for the quarter ended March 31, 2000 appearing elsewhere in this Registration Statement.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

      AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997 AND 1996,
               AND FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

                                                                            March 31,  March 31,
Income statement:                1999       1998       1997       1996        2000       1999
                                ------     ------     ------     ------      ------      ------
                                                   (Unaudited) (Unaudited) (Unaudited) (Unaudited)
Revenue                         $   --     $   --     $   --     $   --

Software development expenses   $ (121)    $  897     $1,840     $  305      $  149     $   --

Operating expenses              $  145     $  143     $  246     $  128         208         51

Net loss                        $   24     $1,040     $2,086     $  433         359         51


Net loss per share              $  0.0     $  0.0     $ 0.01     $  0.0      $ 0.00     $  0.0


MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         The following discussion is provided to afford the reader an understanding of all the material matters of EduLink's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.

Overview

         EduLink is engaged in the design, development and creation of an internet educational web based software service program to schools and homes. It is intended that this service will be marketed to and utilized by students, parents, teachers and school administrators. It is planned that the service will be delivered over the Internet to personal computer users.


         We expect that our expenses (including software development costs and general and administrative costs) in the next few years will stay steady at approximately $3.5 million per year, commencing in early 2001 following the planned launch of the 7-8th grade system and content, of which $1.4 million will be required to hire the additional administrative and technical personnel needed to run our business and $1.5 million will be needed to upgrade the proposed Schoolhouse System. This $3.5 million does not include funds which may be required for any global expansion or development for the homeschooling market.

         We have agreed to issue 5,717,650 warrants to purchase common stock at $.0022 per share upon completion of each of the Design Phase, The Build-Out Elements, the Beta Test and the National Launch of the proposed Schoolhouse System, each to Mr. Rosenfeld, Dr. Rescigno and Ian Rescigno for a total of 68,611,800 warrants. It is not possible to estimate the charge to earnings at this time by reason of these warrant issuances because it is dependent on the then current market value of the common stock. However, to the extent that the then current market value exceeds $.0022 per share, there will be a charge to earnings and it could be significant. We do not expect to incur any other charges to earnings by reason of warrant issuances and are considering revising the terms of the warrants to be issued to Mssrs. Rosenfeld, Rescigno and Rescigno to minimize the potential charge to earnings.

         We anticipate generating revenues beginning in mid-2001 subsequent to the launch of the service from sponsorship fees generated by corporate sponsorships, fees generated by home subscriptions to the premium service and commissions earned on sales of products within the proposed Schoolhouse Store. Once revenues do begin generating, we will then have a better opportunity to assess any trends in that revenue flow. There can be no assurance, however, that any revenues will in fact be generated.

         We have not yet determined the exact amounts we expect to charge for our proposed services. However, we anticipate a charge of approximately $5.00 per month for the online premium service at home, a charge of approximately $15.00 per hour for home online tutorial services, and commissions of approximately 10% on the sale of products through the proposed online School Store.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUE


         EduLink is a development stage enterprise and has spent most of its efforts during the past three years in developing the proposed Schoolhouse System web based software initially for the 7th & 8th grades, which is intended to be beta tested in January 2001 and launched in September 2001 following the completion of the beta test and resultant modifications to the system, if any. Accordingly, EduLink has not generated any revenues to date. EduLink's cumulative losses from inception through March 31, 2000 was $7,205,544.


         In October of 1999, EduLink, Inc., a California corporation, merged with and into URREA Enterprises, Inc. ("URREA") and URREA changed its name to EduLink, Inc. This recapitalization of EduLink had no effect on EduLink's financial condition and results of operations as URREA was a non operating public shell with no assets or liabilities.

SOFTWARE DEVELOPMENT COSTS

         In January 1997, EduLink contracted with an outside software development vendor to provide production and consulting services in connection with the web based Schoolhouse System.

        Software development expenses decreased by 98% to $(121,000) in 1999 from $897,000 in 1998. The credit to software development cost in 1999 arose from the adjustment of a disputed liability relating to work done in 1997 and 1998 which was recorded in the books in those years. The adjustment was accounted for as a change in accounting estimate and accordingly resulted in a net credit to software development cost during 1999. In addition, during 1999, EduLink was conceptualizing its business plan and focusing on how to utilize the development work completed during 1998.

        Software development costs include amounts paid to the software development vendor and other consultants.


NET LOSSES

         EduLink has not generated any revenues to date, accordingly, net losses for the years ended December 31, 1999, 1998 and 1997 consisted primarily of software development costs and general and administrative expenses.

         For the quarter ended March 31, 2000, general and administrative expenses included $3,082,500 of compensation expense in connection with warrants issued to an employee. The expenses for the quarter ended March 31, 2000 also include $22,500 of interest expense for the Saatchi loan.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses in 1999 in the aggregate were nearly the same as in 1998. These expenses consist primarily of rent, salaries and legal and professional fees and amounted to $125,000 in 1999 as compared with $123,000 in 1998.

YEAR ENDED DECEMBER 31, 1998 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1997

SOFTWARE DEVELOPMENT COSTS

         Software development costs decreased by $944,000 or 51% from $897,000 in 1998 as compared with $1,840,000 in 1997. These comprised of expenditures on Schoolhouse System Software development paid to the vendor amounting to $604,000 in 1998 as compared with $920,000 in 1997 and fees paid to consultants and other contractors of $161,000 in 1998 as compared with $799,000 in 1997. In general, software development costs decreased in 1998 as EduLink stopped further production and development of the web based software and focused on developing its business plan, which included strategic planning and reengineering.

GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses decreased by $16,000 or 49% to $123,000 in 1998 as compared with $240,000 in 1997. The decrease was attributable to decrease in travel, legal and professional and office expenses.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

         Software development costs increased by $1,535,000 from $306,000 in 1996 to $1,840,000 in 1997. This was primarily due to $920,000 paid to Saatchi & Saatchi North America, Inc. for the development and production of the Schoolhouse System and $798,000 paid to consultants, contractors and teachers in connection with the development of the Schoolhouse System.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses increased by $107,000 or 80% to $240,000 in 1997 as compared to $133,000 in 1996. The increase was primarily due to an increase in legal and accounting fees of $80,000 incurred in connection with general business matters and raising capital, an increase in office expenses of $17,000 and insurance expenses of $21,000.

QUARTER ENDED MARCH 31, 2000 AS COMPARED WITH QUARTER ENDED MARCH 31, 1999 (UNAUDITED)

SOFTWARE DEVELOPMENT COSTS

         Software development expenses increased by 36,438% to $ 149,442 in first quarter 2000 from $409 in first quarter 1999. The increase in software development cost in 2000 arose from the increased software development activities. During 1999, EduLink was conceptualizing its business plan and focusing on how to utilize the development work completed during 1998. In addition, EduLink was lacking in necessary funds for software development in early 1999. In October 1999, the Company signed a contract agreement with an outside software development vendor to continue the development of Schoolhouse System web based software. In the first quarter 2000, EduLink obtained additional funds through capital contributions by private placements.

         Software development costs include amounts paid to the software development vendor and consultants.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $156,366 or 279% to $212,497 in first quarter 2000 as compared with $51,540 in first quarter 1999. The increase was attributable to increase in travel, legal and professional, payroll and rent expenses.

EduLink's payroll expense increased by $42,753 or 205% to 63,600 in first quarter 2000 from $20,847 in first quarter 1999. This was because EduLink entered into employment contracts with three officers in September 1999.

Cash used in operations was $476,000 in the first quarter of 2000 as compared to $73 in the first quarter of 1999.

In addition, EduLink merged with a public company in October 1999. Additional expenses were incurred for services rendered in correction with SEC filing requirements and raising capital through a private placement.

LIQUIDITY AND CAPITAL RESOURCES


        Since 1996, we have financed our working capital needs through capital contributions by owners, private placements and bridge loans. As of December 31, 1999, we had cash in hand of approximately $74,000. Cash used in operations was $25,000, $203,000 and $1,455,000 in 1999, 1998 and since inception, respectively. Cash used in operations was primarily for consulting fees related to the design and development of computer software and general and administrative expenses. Since 1996 through November 1999, we have raised $1,375,000 through private placements and seed capital from one of our executives and approximately $376,000 in bridge loans. $50,000 of the bridge notes were repaid, and $125,000 worth of the bridge notes were converted into common stock in 1997. In the first quarter of year 2000, EduLink issued 21,750,000 shares of common stock in a private placement for $1,087,500. In addition, EduLink received $3,502,500 in cash for common stock subscribed under the private placement offering.


         We estimate that we need approximately $8,500,000 for our ongoing software content development, content oversight, data base engineering, graphic design services, graphic user interface, curriculum development tool, information technology center, inquiry based software and for research and educational marketing. In December 1999, we offered 380 Units consisting of 500,000 shares of our common stock per Unit at a price per Unit of $25,000. The proceeds from this private placement offering net of placement agent's fees and expenses is expected to be not less than $8,550,000. As of May 17, 2000, we have received $5,227,500 on which a total of $133,750 in commissions was due, and paid, by the Company.


         We also estimate that we will need additional working capital funds of $3.5 million per year to continue operations, pay debt, maintain and upgrade (if necessary) the system and produce content, test, launch, sell and market the system for additional grade levels. This $3.5 million does not include funds which may be required for any global expansion or modification that may be required for homeschoolers. Our working capital needs, however, will instead be approximately $2.0 million per year if we decide to not launch, sell, and market the system for additional grade levels in any given year.

         We plan to purchase Sun Enterprise Computer Systems in January 2001 at an anticipated cost of $200,000 and installed at a commercial web hosting facility at an anticipated cost of $7,000 per month.


         EduLink intends to generate revenue from sponsorships, advertising, subscriptions to the premium service and e-commerce and to raise funds in the long-term from sales of its securities. There can be no assurance, however, that such revenues will be generated or such funds will be raised.

         From approximately February 1997 through April 1998, Saatchi & Saatchi North America, Inc. ("Saatchi") provided production and consulting services in connection with the proposed Schoolhouse System. Pursuant to an agreement entered into between EduLink and Saatchi, EduLink is to pay Saatchi $1,000,000 out of 15% of the net proceeds obtained by EduLink from its financing activities. The minimum payments required pursuant to the agreement, however, are an aggregate of $100,000 by January 15, 2000, an aggregate of $400,000 by April 30, 2000, an aggregate of $600,000 by December 31, 2000 and an aggregate of $1 million by December 31, 2001. EduLink has paid $400,000 to date (the required minimum) in accordance with this agreement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.


         MARKET RISK. EduLink's exposure to market risk is principally confined to cash in bank, money market accounts and notes payable, which have short maturities and therefore we believe to be minimal and immaterial market risk.

         INTEREST RATE SENSITIVITY. As of March 31, 2000, EduLink had cash in checking and money market accounts. Because of the short maturities of these instruments, we believe that a sudden change in market interest rates would not have a material impact on the fair value of these assets.

         FOREIGN CURRENCY EXCHANGE RISK. EduLink does not have any foreign currency exposure because it currently does not transact business in foreign currencies.


ITEM 3:           PROPERTIES.

 FACILITIES

         EduLink is utilizing a portion of the offices used by Michael Rosenfeld at 450 North Roxbury Drive, Suite 602, Beverly Hills, California 90210 as its administrative offices. EduLink also has its production offices located at 5743 Corsa Avenue, Suite 207, Westlake Village, California 91362. Edulink paid $31,711, $28,648 and $3,124 in 1999, 1998 and 1997, respectively, to the landlord of the premises, which is not an affiliate of Edulink.


ITEM 4:           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of EduLink's outstanding common stock as of the date hereof by:

         * each person who is known by it to be the beneficial owner of 5% or more of its outstanding common stock;

         *        each director and executive officer individually; and

         * all executive officers and directors as a group, as of the date of this Registration Statement.

         EduLink believes that each of the beneficial owners of the common stock listed in the table, based on information furnished by such owner, has sole investment and voting power with respect to such shares.

                                                     BENEFICIAL OWNERSHIP

NAME & ADDRESS OF BENEFICIAL OWNER          NUMBER                PERCENTAGE (1)
Michael Rosenfeld (2)                       172,101,170 (3)       23.68%
Ronald Rescigno (2)                         173,816,469 (3)       23.92%
Ian Rescigno (2)                            34,305,000(4)         .05%
Kathleen McGuire(2)                         5,717,647 (5)         .01%
Dorothy Tucker (2)                          5,717,647 (5)         .01%
All executive officers and directors as a
group ( five persons)                       391,642,933           47.20%

---------------------------
(1) Calculated on the basis of 669,572,500 shares of common stock issued and outstanding. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this registration statement. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on the date of this registration statement, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) Address is c/o EduLink, Inc., 450 North Roxbury Drive, Beverly Hills, CA 90210.
(3) Includes 57,176,470 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on August 14, 2004.
(4) Consists of 34,305,000 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on January 31, 2007.
(5) Consists of 5,717,647 shares issuable upon exercise of warrants, at an exercise price of $.0022 per share, which expire on September 14, 2003.

ITEM 5:           DIRECTORS AND EXECUTIVE OFFICERS.

                                   MANAGEMENT

 DIRECTORS AND EXECUTIVE OFFICERS

         EduLink's directors and executive officers are comprised of the following individuals:

   NAME                       AGE     POSITION

   Michael Rosenfeld          57      Co-Chairman of the Board of Directors and
                                      Chief Executive Officer

   Ronald Rescigno            63      Co-Chairman of the Board of Directors and
                                      President

   Ian Rescigno               34      Senior Vice President - Operations

   Kathleen McGuire           45      Director

   Dorothy Tucker             50      Director



         MICHAEL ROSENFELD is Co-Chairman and Chief Executive Officer of EduLink. Mr. Rosenfeld has spent approximately the last thirty years practicing entertainment law with an emphasis on the music recording and publishing industry. Mr. Rosenfeld formerly was of counsel to Rosenfeld, Meyer & Susman, LP, an entertainment law firm with offices in Beverly Hills, California, from January 1995 through December 1997. He has been Chief Executive Officer and Co-Chairman of the Board of Directors of EduLink since January 1998 and devotes substantially all his working time and energies on the business of EduLink. Mr. Rosenfeld received his Bachelors of Arts degree from UCLA in 1964, and his L.L.B. from UCLA in 1967, where he was a member of the UCLA Law Review.


         RONALD R. RESCIGNO, Ed.D., D.H.L., Co-Chairman and President, EduLink Inc. Effective January 1997, Dr. Rescigno retired as a public school superintendent in California. Dr. Rescigno served in the public schools of the United States for 39 years, 17 as a school superintendent. Dr. Rescigno was Superintendent of the Hueneme School district located in Port Hueneme, California since 1983. Since January 1997 Dr. Rescigno has been President and Co-Chairman of the Board of Directors of EduLink. Dr. Rescigno holds two doctorates; the degree of Doctor of Humane Letters (honoris causa) awarded by Wilkes University, Wilkes-Barre, Pennsylvania, in 1989 for his international work in student learning and the integration of computer networked technology and a Doctor of Education degree awarded by the University of North Colorado, Greeley, Colorado in 1978. Dr. Rescigno received his Bachelor of Science degree from Wilkes College, Wilkes-Barre, Pennsylvania in 1958 and a Master of Arts degree from Columbia University, New York, New York, in 1967. He is the author of the book Smarter Classrooms - Smarter World and produced a video on the same subject. He is currently working on a sequel to the above book describing his vision of the cyberspace school-i.e., the proposed Schoolhouse System.

         IAN RESCIGNO, Vice President - Operations, has responsibilities which include video production, content licensing and acquisition, strategic content partnerships, project management. Mr. Rescigno was the founder and president of Eco International, Inc. ("Eco") from 1989 through December 1996. Mr. Rescigno has been working for EduLink in varying capacities since January 1997. In 1989, after Mr. Resicigno graduated from the University of California at Los Angeles with a degree in History, he founded ECO. After graduating from UCLA in 1988, Mr. Rescigno formed ECO International, Inc. ECO established a training and consultancy center in manufacturing technologies in Bulgaria for the purpose of improving the technological capabilities and efficiency of the Bulgarian industry through the accelerated introduction of computers in automation of manufacturing. ECO conducted research to develop and integrate different elements of advanced manufacturing technologies, such as CAD/CAM, FMS cells, industrial robotics, computerized factory management, automated inventory and distribution systems.

         KATHLEEN MCGUIRE, Ph.D., is a Director of the Company. Dr. McGuire has been Project Director, Distance Learning Program, UCLA Extension, since January 1995. Dr. McGuire received her B.A. and Masters from Cal Poly and her Ph.D. from UCLA Graduate School of Education and Information Studies.

         DOROTHY TUCKER, Ph.D., is a Director of the Company. Since January 1995, Dr. Tucker has been President of Dorothy M. Tucker, Associates, psychological consultants to corporations and governmental agencies, including the Los Angeles Police Department and General Electric. Dr. Tucker received her Ph.D. in Psychology from California School of Professional Psychology and her Ph.D. in Counselor Education from Ohio State University. She currently serves as a member of the California State Bar Board of Governors and the President's Task Force on Urban Initiatives.

         ITEM 6:           EXECUTIVE COMPENSATION.

         Through 1999, the Chief Executive Officer has not received any compensation. Through 1999 no other executive officer has received compensation in excess of $100,000.


         On September 4, 1999, employment agreements were entered into between EduLink and each of Dr. Rescigno, Ian Rescigno and Michael Rosenfeld. The terms of these employment agreements include an employment term through December 31, 2004, annual base compensation, commencing January 2000 of $150,000 for each of Dr. Rescigno and Mr. Rosenfeld, and $90,000 for Ian Rescigno, with bonuses based upon formulae relating to EduLink's revenue. In addition, each of Mr. Rosenfeld, Dr. Rescigno and Ian Rescigno have the right to receive warrants to purchase shares of EduLink's common stock as each of four separate deliverables are completed within specific time limits. Pursuant to the terms of Mr. Rosenfeld's agreement, he is to receive the sum of $10,000 per month in lieu of $10,000 in monthly compensation otherwise payable to him until his receipt of sums advanced to EduLink by Mr. Rosenfeld on an interest free basis during 1999. Mr. Rosenfeld and Dr. Rescigno also had each previously been granted warrants to purchase 57,176,470 shares of common stock of EduLink.


         The following table sets forth the annual compensation paid to executive officers of EduLink for the fiscal years ended December 31, 1997, 1998 and 1999. No executive officer received annual compensation in excess of $100,000.

                                                                   Other Annual   Restricted   Options/    LTIP         All Other
Name and Principal Position          Year   Salary($)   Bonus($)   Compensation  Stock Awards    SARs     Payouts     Compensation
---------------------------          ----   ---------   --------   ------------  ------------   ------    -------     ------------
Dr. Ronald Rescigno,                 1999         $0         $0          0            0           0          0              0
  Co-Chairman and President(1)(4)    1998         $0         $0          0            0           0          0              0
                                     1997    $60,000         $0          0            0           0          0              0

Michael Rosenfeld,                   1999         $0         $0          0            0           0          0              0
  Chief Executive Officer            1998         $0         $0          0            0           0          0              0
  and Co-Chairman(2)(4)              1997         $0         $0          0            0           0          0              0

Ian Rescigno,                        1999         $0         $0          0            0           0          0              0
  Senior Vice President -            1998         $0         $0          0            0           0          0              0
  Operations(3)                      1997         $0         $0          0            0           0          0              0

--------------
(1) Dr. Rescigno agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(2) Mr. Rosenfeld agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(3) Mr. Rescigno agreed to waive all compensation under the September 4, 1999 employment agreement through 1999.
(4) Directors of Edulink currently do not receive any compensation for their services as directors.

         STOCK OPTION PLAN

         EduLink intends to adopt a stock option plan to attract and retain key employees and directors of EduLink.

         ITEM 7:           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Rosenfeld advanced funds to or on behalf of EduLink during 1999 equal to $112,902.42, on an interest-free basis, and EduLink has agreed to repay these funds to Mr. Rosenfeld on a periodic basis, such payments to be made in lieu of, and shall serve to reduce, the monthly compensation otherwise payable to him under the terms of his EduLink employment agreement. To date, $50,000 of this loan has been repaid to Mr. Rosenfeld. In addition, Mr. Rosenfeld has waived his right to receive reimbursement for $140,403.25 in sums advanced by him to or on behalf of EduLink during the years 1996, 1997 and 1998. Dr. Rescigno was reimbursed $22,500 by EduLink in December 1999 and January 2000 for expenses incurred in 1998 and 1999 relating to secretarial services, office supply purchases and travel expenses incurred by him on behalf of EduLink.

         EduLink utilizes a portion of Mr. Rosenfeld's offices. EduLink paid $31,711, $28,648 and $3,124 in 1999, 1998 and 1997, respectively to the landlord of the premises, which is not an affiliate of EduLink. The remainder of the office space is used by The Audrey Hepburn Children's Fund.

         On February 1, 2000, EduLink entered into an agreement with Ian Rescigno, Senior Vice President-Operations of EduLink, to issue warrants, exercisable through January 31, 2007, to purchase 34,305,000 shares of common stock at an exercise price of $.0022 per share.

         ITEM 8:           LEGAL PROCEEDINGS.

         None.

         ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         EduLink's common stock was publicly traded on Nasdaq's Over-the-Counter Bulletin Board Market under the symbol "MYIQ" until May 3, 2000 when it was temporarily deleted from the Over-the-Counter Bulletin Board while EduLink attempts to become a fully reporting company. Its symbol is currently MYIQE and its common stock is traded in the "Pink Sheets".

         The following table sets forth the range of high and low bid prices for EduLink's common stock for each quarterly period since its common stock began trading, as reported by brokers and dealers making a market in the capital stock. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

                                                        HIGH        LOW

         Year ended December 31, 2000
         First Quarter............................      1/2         2/11
         April 1 through May 3...................        1          2/11

                                                        HIGH        LOW

         Year ended December 31, 1999
         Fourth Quarter...........................      1/4         1/11

         HOLDERS

         As of the date of this registration statement, there were approximately 110 record holders of EduLink's common stock.

         DIVIDENDS

         EduLink has not paid any cash or other dividends on its common stock since its inception and does not anticipate paying any such dividends in the foreseeable future. EduLink intends to retain any earnings for use in its operations and to finance the expansion of its business.

         ITEM 10:          RECENT SALES OF UNREGISTERED SECURITIES.

         In October 1999, URREA Enterprises, Inc. acquired the issued and outstanding shares of the common stock of EduLink Inc., a California corporation, through a merger and stock-for- stock exchange. At the closing, EduLink, Inc., the California corporation, merged with and into URREA in exchange for 388,800,000 shares of URREA common stock and URREA changed its name to EduLink, Inc. The shares of URREA common stock were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, (the "Securities Act") provided by Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering.

         From December 1999 through May 17, 2000, EduLink sold 209.1 Units consisting of 500,000 shares of its common stock per Unit to 105 unaffiliated persons at a price per Unit of $25,000 for total proceeds of $5,227,500. The Units were sold and issued in reliance upon the exemption from the registration requirements of the Securities Act for transactions by an issuer not involving a public offering provided by Section 4(2) of the Securities Act and Regulation D promulated thereunder. The purchasers of the securities in each of the above transactions were "accredited investors", as defined in the Securities Act and acquired the securities for investment only and not with a view to a sale in connection with any distribution thereof. Winchester Investment Securities, Inc. ("Winchester"), an NASD member firm, acted as the placement agent in these issuances. EduLink paid $113,750 in commissions to Winchester in connection with such sales.


         The names of the purchasers are as follows:

Stanley Merdinger;                   C. F. Stone, III;
Dr. John D. Martin;                  Aldo and Julie Anne Saad;
Natalie Merdinger;                   Ginta Kizys;
Quarum Capital;                      Michael F. Lascher;
Carmine L. Aloia;                    S. Glenn Eichler;
Allen Notowitz;                      Michael Sabbio;
Leo Ross;                            John Lucadamo;
AMC Consumer Services LLC;           Maria Totino;
Dennis Ringer;                       Julia Coluccio;
Fran A. Rutigliano;                  Nicholas Coluccio;
Salvatore Coluccio;                  Joses Jean Richter Residuary Trust;
Anita P. Friedman;                   Joseph L. Pikulski;
Martin Koitz;                        Dean Witter Reynolds
Mordechai A. Kahan;                    FBO John Pasiecznik, IRA;
Norbert Gottenberg;                  Morgan Stanley Dean Witter, Custodian FBO
Evan G. Marmott;                       Roger C. Spayde, IRA Rollover;
Roni Nigri;                          Donna Mack;
Myron Radowych;                      Lorraine F. Meisner;
William D. Evangelatos, M.D.         Guy J. Louthan;
  Trustee of the                     Larry E. Hedrick;
  William D. Evengelatos and         Lawrence Segal;
  Helen Evangelatos Trust;           Richard Kessler;
Iris London;                         Anthony Aquilino;
Nick Costidis;                       Michael P. Tepedino;
Dennis Evangelatos;                  Billy Eubanks;
Andrew and Pauline M. Evangelatos,   Robert N. Penney;
  Joint Tenants;                     Joseph L. Cusick;
Jean and Matthew Castellano;         Henry M. Burger;
Michael Pisani;                      James Muro;
Mitchell Schwartz;                   RBB Bank Aktiengesellschaft;
David Tanen;                         Gary F. Harris;
Charles E. Brittain;                 Reginald S. and Patricia A. Gebeau;
Ralph Pasquarosa;                    Brian McCann;
Warren Bell;                         Thomas D. Terranova, Jr.;
Mitchell Bloch;                      Charles R. Drago;
Lester Summerfield;                  Frances Rubel;
Elliot Antebi;                       Gary A. Gilles;
Thomas E. Sawyer;                    Ross Kuflik, in trust Harriet Kuflik;
Vincent J. Mannino;                  Martin L. Schlow;
Joseph A. Lucci;                     Steven D. Rizzi;
Thomas J. Gerbasio;                  Theodore H. Zambelis;
Ary C. Arneson;                      Keith J. McPhee;
John E. Lautemann;                   Masi Family Trust;
James A. Ciandella;                  Robert A. Greco;
Lou and Karen Cordileone;            Ralph Tommaso;
L. Neil LeRoy;                       Harry M. Lowell;
Jerry & Carolyn Faske;               Behin & Associates, LLC;
Clifford Webb Heidinger;             Frank J. Mazza;
Avrohm S. Perl;                      Mark R. Drago;
Sterimark Motors;                    John J. Cina, Jr.;
Royce L. Felder;                     Donna Reale;
Gilberte Hemery;                     Alexander D. Antonucci;
Peter R. Cafaro;                     Shawn A. Wooden;
Germaine Lozach;                     Loren F. Sparks;
Stephen V. Mulderry;                 Dennis D. and Angela G. Pearson;
                                     Paul D. Martin.

         ITEM 11:          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                           REGISTERED.

         EduLink is authorized to issue 1.5 billion shares of common stock, $.001 par value, per share. As of the date of this Form 10 Registration Statement, 669, 572,500 shares of common stock were issued and outstanding.


         EduLink's common stock was publicly traded on Nadaq's Over-the-Counter Bulletin Board Market under the symbol "MYIQ" until May 3, 2000 when it was temporarily deleted from the Over-the-Counter Bulletin Board while EduLink attempts to become a fully reporting company. Its symbol is currently MYIQE and its common stock is traded in the "pink sheets" maintained by the National Quotation Bureau.

         Each share of common stock is entitled to one vote per share held on each matter submitted to a vote at a meeting of shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are not entitled to cumulate their votes for the election of Directors. There are no preemptive or other preferential rights to purchase additional shares of common stock. Upon liquidation, dissolution or winding-up of EduLink the holders of common stock are entitled to receive, pro rata, the assets of EduLink which are legally available for distribution to shareholders subject to the prior rights on liquidation of creditors. All of the issued and outstanding shares of common stock are validly authorized, fully paid and non-assessable.

         Dividends

         EduLink has not paid any cash dividends on its common stock. The present policy of the Board of Directors is to retain earnings to finance the operations and development of EduLink's business. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

Transfer Agent

         The transfer agent for the common stock is Standard Registrar and Transfer Company, 12528 South 1840 East, Draper, Utah 84020.

Reports to Stockholders

         EduLink by filing this Registration Statement, is registering its common stock under the provisions of Section 12(g) of the Securities Exchange Act of 1934, as amended. Such registration requires EduLink to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934, as amended.

         ITEM 12:          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         EduLink's By-laws provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. In addition, under EduLink's By-laws, no director shall be liable personally to EduLink or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of directors for (i) any breach of the director's duty of loyalty to EduLink or its stockholders; (ii) acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

         ITEM 13:          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         EduLink's financial statements are included in a separate Section of this Report following Item 15.

         ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

         ITEM 15:          FINANCIAL STATEMENTS AND EXHIBITS.

         Index to Financial Statement and Exhibits                    Page

         Report of Independent Certified Public Accountants...........  F-1

         Financial Statements
           Balance Sheets.............................................  F-2
           Statements of Operations...................................  F-3
           Statements of Stockholders' Deficit........................  F-4
           Statements of Cash Flows...................................  F-5
           Notes to the Financial Statements..........................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
EduLink, Inc.

We have audited the accompanying balance sheets of EduLink, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999 and for the period from January 25, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EduLink, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 and for the period from January 25, 1996 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the years ended December 31, 1999, 1998, and 1997, the Company incurred net losses of $153,956, $1,040,237, and $2,091,226, respectively. In addition, the Company's net cash used in operating activities was $25,837, $203,875, and $885,562 for the years ended December 31, 1999, 1998, and 1997, respectively, and the Company's accumulated deficit was $3,764,686 and $3,610,730 as of December 31, 1999 and 1998,
respectively. In addition, successful completion of the Company's transition, ultimately, to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 8, 2000

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                  BALANCE SHEETS
                       DECEMBER 31, 1999 AND 1998 AND MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                     ASSETS
                                                               DECEMBER 31,
                                          MARCH 31,    -------------------------
                                          2000          1999            1998
                                       ----------    ----------      ----------
CURRENT ASSETS
  Cash                                $ 4,179,085    $    74,130    $      --
  Prepaid                                  30,655           --             --
  Deposit                                   2,198           --             --
                                      -----------    -----------    -----------
    Total current assets                4,211,938         74,103           --

PROPERTY AND EQUIPMENT, net                 8,285           --             --
                                      -----------    -----------    -----------
TOTAL CURRENT ASSETS                  $ 4,220,223    $    74,103    $      --
                                      ===========    ===========    ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Book Overdraft                       $     --       $     --       $       60
  Bridge notes payable                    200,000        200,000        200,000
  Accounts payable                      1,156,335      1,284,357      1,970,774
  Accrued interest payable                 62,500           --             --
  Due to related party                     92,902        112,902        140,519
                                       ----------     ----------     ----------
  Total current liabilities             1,511,737      1,597,259      2,311,353
                                       ----------     ----------     ----------

COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.001 par value
      1,500,000,000 shares authorized
      671,572,500 (unaudited),
       647,822,500,and 388,800,000
      shares issued and outstanding       671,573        647,823        388,800
    Shares committed to be issued       4,074,250        671,750           --
    Additional paid-in capital          5,168,207        921,957        910,577
    Deficit accumulated during the
      development stage                (7,205,544)    (3,764,686)    (3,610,730)
                                      -----------    -----------    -----------
        Total stockholders' equity
          (deficit)                     2,708,486     (1,523,156)    (2,311,353)
                                      -----------    -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)                      $ 4,220,223    $    74,103    $       --
                                      -----------    -----------    -----------


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF OPERATIONS
                          FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997, FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999,
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                      FOR THE        FOR THE
                                                                                                    PERIOD FROM    PERIOD FROM
                                FOR THE        FOR THE                                               JANUARY 25,    JANUARY 25,
                             THREE MONTHS   THREE MONTHS              FOR THE YEAR ENDED                1996          1996
                                 ENDED          ENDED                    DECEMBER 31,              (INCEPTION) TO (INCEPTION) TO
                               MARCH 31,      MARCH 31,   ----------------------------------------  DECEMBER 31,     MARCH 31,
                                 2000           1999         1999           1998          1997          1999           2000
                             ------------  -------------  -----------  ------------   ------------  ------------   ------------
                              (UNAUDITED)    (UNAUDITED)                                                           (UNAUDITED)
INCOME
  Interest                   $      3,581  $        --   $       --    $       --     $      2,052  $      6,818   $     10,399
                             ------------  ------------  ------------  ------------   ------------  ------------   ------------
 EXPENSES
  Software development costs      149,442           409      (121,070)      896,836      1,840,421     2,921,814      3,071,256
  General and administrative    3,294,997        51,131       275,026       143,401        252,857       849,690      4,144,687
                             ------------  ------------  ------------  ------------   ------------  ------------   ------------
    Total expenses              3,444,439        51,540       153,956     1,040,237      2,093,278     3,771,504      7,215,943
                             ------------  ------------  ------------  ------------   ------------  ------------   ------------
NET LOSS                     $ (3,440,858) $    (51,540) $   (153,956) $ (1,040,237)  $ (2,091,226) $ (3,764,686)  $ (7,205,514)
                             ============  ============  ============  ============   ============  ============   ============
BASIC AND DILUTED LOSS PER
  SHARE                      $       0.00  $       0.00  $       0.00  $       0.00   $       0.00  $       0.00   $       0.00
                             ============  ============  ============  ============   ============  ============   ============
WEIGHTED-AVERAGE SHARES
  OUTSTANDING                 659,697,500   388,800,000   433,630,817   388,800,000    372,557,966   390,281,195    413,159,430
                             ============  ============  ============  ============   ============  ============   ============


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF STOCKHOLDERS' DEFICIT
                        FOR THE YEAR ENDED DECEMBER 31, 1999, 1998, AND 1997 AND
                           FOR THE THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                   DEFICIT
                                                                         SHARES                  ACCUMULATED
                                              COMMON STOCK             COMMITTED   ADDITIONAL    DURING THE
                                        -------------------------        TO BE      PAID-IN      DEVELOPMENT
                                           SHARES         AMOUNT         ISSUED     CAPITAL         STAGE          TOTAL
                                        -----------     ---------     ---------    ----------    ------------   -----------
BALANCE, JANUARY 25, 1996 (INCEPTION)          --     $      --            --     $      --              --     $      --
SALE OF COMMON STOCK                     28,302,353        28,302                     594,575                       622,877
SHARES ISSUED TO FOUNDERS               233,280,000       233,280                    (233,280)                         --
SHARES ISSUED TO PROFESSIONALS           43,454,118        43,454                      (3,454)                       40,000
SHARES ISSUED FOR INVESTMENT
  BANKING SERVICES                       58,320,000        58,320                     (33,320)                       25,000
NET LOSS                                                                                            (479,267)      (479,267)
                                        -----------     ---------     ---------    ----------    -----------    -----------
BALANCE, DECEMBER 31, 1996              363,356,471       363,356          --         324,521       (479,267)       208,610
SALE OF COMMON STOCK                     17,152,942        17,153                     410,968           --          431,500
CONVERSION OF BRIDGE NOTES                6,003,529         6,004                     172,375           --          175,000
SHARES ISSUED TO PROFESSIONALS            2,287,058         2,287                       2,713           --            5,000
NET LOSS                                                                                          (2,091,226)    (2,091,226)
                                        -----------     ---------     ---------    ----------    -----------    -----------
BALANCE, DECEMBER 31, 1997              388,800,000       388,800          --         910,577     (2,570,493)    (1,271,116)
NET LOSS                                                                                          (1,040,237)    (1,040,237)
                                        -----------     ---------     ---------    ----------    -----------    -----------
BALANCE, DECEMBER 31, 1998              388,800,000       388,800          --         910,577     (3,610,730)    (2,311,353)
CHANGES DUE TO RECAPITALIZATION         259,022,500       259,023                    (259,023)                         --
LOAN FROM STOCKHOLDER CONTRIBUTED
  TO CAPITAL                                                                          140,403                       140,403
COMMON STOCK SUBSCRIPTION RECEIVED                                      100,000                                     100,000
COMMON STOCK TO BE ISSUED                                               571,750                                     571,750
COMPENSATION WAIVED BY OFFICERS                                                       130,000                       130,000
NET LOSS                                                                                            (153,956)      (153,956)
                                        -----------     ---------     ---------    ----------    -----------    -----------


 The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                             STATEMENTS OF STOCKHOLDERS' DEFICIT
                        FOR THE YEAR ENDED DECEMBER 31, 1999, 1998, AND 1997 AND
                           FOR THE THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                 DEFICIT
                                                                       SHARES                  ACCUMULATED
                                            COMMON STOCK             COMMITTED   ADDITIONAL    DURING THE
                                      -------------------------        TO BE      PAID-IN      DEVELOPMENT
                                         SHARES         AMOUNT         ISSUED     CAPITAL         STAGE          TOTAL
                                      -----------     ---------     ---------    ----------    ------------   -----------
BALANCE, DECEMBER 31, 1999             647,822,500   $   647,823   $   671,750    $   921,957   $(3,764,686)   $(1,523,156)
ISSUANCE OF COMMON STOCK (unaudited)    21,750,000        21,750          --        1,065,750          --        1,087,500
ISSUANCE OF COMMON STOCK (unaudited)     2,000,000         2,000      (100,000)        98,000          --             --
COMMON STOCK SUBSCRIPTION RECEIVED
  (unaudited)                                 --            --       3,502,500           --            --        3,502,500
WARRANTS ISSUED FOR SERVICES
  (unaudited)                                                                       3,082,500                    3,082,500
NET LOSS (unaudited)                          --            --            --             --      (3,440,858)    (3,440,858)
                                       -----------   -----------   -----------    -----------   -----------    -----------
BALANCE, MARCH 31, 2000 (UNAUDITED)    671,572,500   $   671,573   $ 4,074,250    $ 5,168,207   $(7,205,544)   $ 2,708,486
                                       ===========   ===========   ===========    ===========   ===========    ===========


 The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF CASH FLOWS
                        FOR THE YEAR ENDED DECEMBER 31, 1999, 1998, AND 1997 AND
                  FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)
                            AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION)
                                                   TO MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                        FOR THE         FOR THE
                                                                                                      PERIOD FROM     PERIOD FROM
                               FOR THE        FOR THE                                                   JANUARY 25,    JANUARY 25,
                            THREE MONTHS   THREE MONTHS              FOR THE YEAR ENDED                   1996           1996
                                ENDED          ENDED                    DECEMBER 31,                 (INCEPTION) TO  (INCEPTION) TO
                              MARCH 31,      MARCH 31,   -------------------------------------------   DECEMBER 31,      MARCH 31,
                                2000           1999          1999           1998           1997           1999            2000
                           -------------  -------------  -------------  -------------  -------------  -------------   --------------
                            (UNAUDITED)    (UNAUDITED)                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING
ACTIVITIES
  Net loss                  $(3,440,858)   $   (51,540) $  (153,956)   $(1,040,237)    $(2,091,226)   $(3,764,686)    $(7,205,544)
  Adjustments to reconcile
    net loss to net cash
    used in operating
    activities
    Common stock to be
      issued for software
      development costs            --             --        571,750           --              --          571,750         571,750
    Common stock issued for
      professional services        --             --           --             --             5,000         70,000          70,000
    Common stock issued for
      related party payable        --             --        140,403           --              --          140,403         140,403
    Compensation waived by
      officers                     --             --        130,000           --              --          130,000         130,000
    Warrants issued for
     services                 3,802,500                                                                                 3,802,500
  (Increased) decrease in
    Paid                        (30,655)          --           --             --              --             --           (30,655)
    Deposit                      (2,198)          --           --             --              --             --            (2,198)
  Increase (decrease) in
    Accounts payable            (93,022)         2,517     (686,417)       717,845       1,230,662      1,284,357       1,191,335
    Due to related party        (20,000)        49,096      (27,617)       118,517         (29,998)       112,902          92,902
                            -----------    -----------  -----------    -----------     -----------    -----------     -----------
    Accrued interest
     payable                     27,500           --           --             --              --             --            27,500
                            -----------    -----------  -----------    -----------     -----------    -----------     -----------
Net cash used in
  operating activities         (476,733)            73      (25,837)      (203,875)       (885,562)    (1,455,274)     (1,932,007)
                            -----------    -----------  -----------    -----------     -----------    -----------     -----------


   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF OPERATIONS
                          FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997, FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999,
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                       FOR THE          FOR THE
                                                                                                     PERIOD FROM      PERIOD FROM
                             FOR THE         FOR THE                                                  JANUARY 25,      JANUARY 25,
                          THREE MONTHS    THREE MONTHS              FOR THE YEAR ENDED                   1996             1996
                              ENDED           ENDED                    DECEMBER 31,                 (INCEPTION) TO   (INCEPTION) TO
                            MARCH 31,       MARCH 31,   -------------------------------------------   DECEMBER 31,       MARCH 31,
                              2000            1999          1999            1998          1997           1999             2000
                         -------------   -------------  -------------  -------------  -------------  -------------   --------------
                          (UNAUDITED)     (UNAUDITED)                                                                  (UNAUDITED)
CASH FLOWS FROM INVESTING
  ACTIVITIES
  Purchase of property
   and equipment          $    (8,285)    $      --      $      --     $      --      $      --      $      --        $     (8,285)
                          -----------     -----------    -----------   -----------    -----------     -----------      -----------
Net cash used in
  investing activities         (8,285)           --             --            --             --              --             (8,285)
                          -----------     -----------    -----------   -----------    -----------     -----------      -----------
CASH FLOWS FROM FINANCING
  ACTIVITIES
  Common stock
    subscription received   3,502,500            --          100,000          --             --           100,000        3,602,500
  Proceeds from issuance
    of bridge notes              --              --             --         200,000           --           375,000          375,000
  Repayment of bridge
    notes                        --              --             --            --             --           (50,000)         (50,000)
  Proceeds from issuance
    of common stock         1,087,500            --             --            --          500,000       1,375,000        2,462,500
  Cost of issuance of
    common stock                 --              --             --            --          (68,500)       (270,623)        (270,623)
                          -----------     -----------    -----------   -----------    -----------     -----------      -----------
Net cash provided by
  financing activities      4,590,000            --          100,000       200,000        431,500       1,529,377        6,119,377
                          -----------     -----------    -----------   -----------    -----------     -----------      -----------
Net increase (decrease)
  in cash                   4,104,982              73         74,163        (3,875)      (454,062)         74,103        4,179,085
CASH (BOOK OVERDRAFT),
  BEGINNING OF PERIOD          74,103             (60)           (60)        3,815        457,877            --               --
                          -----------     -----------    -----------   -----------    -----------     -----------      -----------
CASH (BOOK OVERDRAFT),
  END OF PERIOD           $ 4,179,085     $        13    $    74,103   $       (60)   $     3,815     $    74,103      $ 4,179,085
                          ===========     ===========    ===========   ===========    ===========     ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENTS OF OPERATIONS
                          FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997, FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO DECEMBER 31, 1999,
         FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JANUARY 25, 1996 (INCEPTION) TO MARCH 31, 2000 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                                 FOR THE         FOR THE
                                                                                               PERIOD FROM     PERIOD FROM
                                          FOR THE                                              JANUARY 25,     JANUARY 25,
                                       THREE MONTHS              FOR THE YEAR ENDED                1996            1996
                                           ENDED                     DECEMBER 31,             (INCEPTION) TO  (INCEPTION) TO
                                         MARCH 31,    --------------------------------------   DECEMBER 31,      MARCH 31,
                                           2000           1999          1998         1997         1999            2000
                                      -------------   ------------ -------------  ----------  -------------  --------------
                                       (UNAUDITED)                                                                (UNAUDITED)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
  INTEREST (RECEIVED) PAID              $    (3,531)  $      --    $      --       $      --     $    11,521    $     7,900
                                        ===========   ===========  ===========     ===========   ===========    ===========
  INTEREST TAXES PAID                   $      --     $      --    $      --       $     1,600   $     1,600        $1,6000
                                        ===========   ===========  ===========     ===========   ===========    ===========



SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 1999, a stockholder contributed $140,403 due this stockholder as additional paid-in capital.

During the year ended December 31, 1999, the Company recorded $571,750 of software development costs as additional paid-in capital, which represents the Company's commitment to issue 11,435,000 shares of common stock to a vendor (see
Note 4).

During the year ended December 31, 1999, the Company's officers contributed $130,000 in compensation due to them as additional paid-in capital.

During the year ended December 31, 1997, the Company converted $175,000 of bridge notes into 6,003,529 shares of common stock.


During the 3 months ended March 31, 2000, the Company issued 34,305,000 warrants for services valued at $3,082,500.


  The accompanying notes are an integral part of these financial statements.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

         URREA Enterprises, Inc. ("URREA"), a Nevada corporation, acquired EduLink, Inc. ("OLD EduLink"), a California corporation engaged in the development of educational software, on October 28, 1999. After the acquisition, URREA changed its name to EduLink, Inc.

         URREA issued 388,800,000 shares of common stock to acquire 100% of the common stock of OLD EduLink. The acquisition was accounted for as an issuance of stock by OLD EduLink for the net assets of URREA as the stockholders of OLD EduLink owned 60% of the common stock of URREA after the acquisition, resulting in a recapitalization of OLD EduLink. URREA had no significant assets or liabilities at the date of acquisition and did not have significant operations prior to the acquisition. Therefore, no pro forma information is presented.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Going Concern

         The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 1999, 1998, and 1997 and the three months ended March 31, 2000, the Company incurred losses of $153,956, $1,040,237, $2,091,226 and $358,358
         (unaudited), respectively. As of December 31, 1999, the Company is in the development stage and is primarily engaged in research and development activities. Accordingly, the accompanying statements of operations should not be regarded as typical for normal periods of operation. The Company's development stage status, recurring net losses, and capital deficit raise substantial doubt about its ability to continue as a going concern. Additional financing will be required in order for the Company to complete its development stage activities. Management believes that it will be able to obtain such financing from new investors.

         To meet these objectives, the Company expects to complete an additional $9,500,000 private placement of equity in 2000, which management expects will provide net proceeds to the Company of $8.5 million which we expect will be sufficient funding to continue the Company's present operations and support future marketing and development activities. Management believes that these plans will enable the Company to continue as a going concern for at least 12 months from the balance sheet date. The Company has received a subscription amounting to $5,227,500 through May 17, 2000 on which $113,750 in commissions was due and paid by the Company. In connection with the offering, $100,000 was received prior to December 31, 1999.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Going Concern (Continued)

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         Development Stage Enterprise

         The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue Recognition

         Home subscriptions for premium services revenue will be recognized over the term of the subscription agreement, and unearned subscription revenue will be classified as a liability. Transactional revenue from school stores and links to other websites will be recognized in the period the transactions take place. Advertisement and sponsorship revenue will be recognized in the period the advertisement takes place, and in the case of sponsorships, when the milestones specified in the sponsorship agreement are reached. Royalties from international franchisees will be recognized over the term of the franchising agreement based on revenues reported by the franchisees. Federal grant revenues will be recognized in the period to which the grant relates.

         Software Development Costs

         Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company has not completed its software development to the point of technological feasibility, and accordingly, no costs have been capitalized.

         Stock Split

         In October 1999, the Company's Board of Directors declared a 50-for-one stock split. All applicable share and per share data have been retroactively restated for the stock split.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Income Taxes

         The Company uses the asset and liability method of accounting for income taxes. The asset and liability method accounts for deferred income taxes by applying enacted statutory rates in effect for periods in which the difference between the book value and the tax bases of assets and liabilities are scheduled to reverse. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws or rates. Because the Company has incurred losses from operations, no benefit is realized for the tax effect of the net operating loss carryforward and software development costs capitalized for tax purposes due to the uncertainty of its realization.

         Impairment of Long-Lived Assets

         The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company would recognize an impairment loss based on the estimated fair value of the asset.

         Stock-Based Compensation


         SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation issued to employees. The Company has elected to use the intrinsic value based method and will disclose the pro forma effect of using the fair value based method to account for its stock-based compensation.


         Loss per Share

         Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Comprehensive Income

         The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financials statements since the Company did not have any of the items of comprehensive income in any period presented.


NOTE 3 - CASH

         The Company maintains its cash in a bank located in California. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. As of March 31, 2000, the uninsured portions of the balances held at the bank aggregated to $3,402,696 (unaudited).


NOTE 4 - ACCOUNTS PAYABLE

         On January 5, 2000, the Company entered into an agreement with its major vendor and the vendor's affiliates to settle a disputed amount of a contractual obligation arising from a software development contract. The Company owed $1,708,000 at December 31, 1999 to this vendor and its affiliates, of which $1,032 was recorded in 1997 and $676,000 was recorded in 1998. The agreement calls for a settlement of the entire outstanding balance for $1,000,000 within the period specified by the agreement. The Company has agreed to pay the vendor at specified dates 15% of the net financing proceeds it receives pursuant to its financing activities. In the event the Company is unable to pay this agreed amount by December 31, 2000, commencing January 1, 2000, interest shall accrue on the unpaid balance at the prime rate as determined at the end of each quarter, plus 1%.

         In addition, the agreement states that the Company will assign to the vendor intellectual property rights of the software developed if the $1,000,000 obligation is not paid by December 31, 2001.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 4 - ACCOUNTS PAYABLE (Continued)

         Further, the Company has agreed to issue approximately 11,435,000 shares of its common stock as part of the settlement agreement within 60 days of the date of this agreement in lieu of shares and warrants that were agreed upon previously. This commitment to issue common stock has been recorded as common stock to be issued at $571,750, which represents the value of the Company's common stock based on a recent subscription of shares through a private placement memorandum dated December 19, 1999.

         The settlement has been recorded as a change in accounting estimate. Accordingly, software development costs have been credited for a net amount of $136,000. The effect of this change in accounting estimate is to decrease net loss for the year ended December 31, 1999 by $136,000 and to decrease net loss per share by $0.00031.


NOTE 5 - BRIDGE NOTES PAYABLE

         Bridge notes represent notes payable at 10% (annual percentage rate 10.47%) per annum and are currently due for payment. The Company issued 20,869,412 and 11,435,294 warrants to purchase shares of common stock to the 1998 and 1996 lenders, respectively, at an average exercise price of $0.034 per share. These warrants expire four years from the date of grant or four years from the date of an initial public offering.


NOTE 6 - COMMITMENTS AND CONTINGENCIES

         Lease

         The Company co-leases its facility under an operating lease agreement with an unrelated third party. Future minimum lease payments at December 31, 1999 were as follows:


                    YEAR ENDING                 GROSS         COMPANY'S
                    DECEMBER 31,             COMMITMENT       PORTION
                    ------------             ----------       ---------
                        2000                   $103,254        $ 36,139
                        2001                    106,673          37,335
                        2002                    106,673          37,335
                                               --------        --------
                           TOTAL               $316,600        $110,809
                                               ========        ========

                                       F-13

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------


NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

         Lease (Continued)

         Rent expense was $31,711, $28,648, $5,124, and $16,192 (unaudited) for the years ended December 31, 1999, 1998, and 1997 and the three months ended March 31, 2000, respectively.

         Employment Agreements

         In September 1999, the Company entered into five-year employment contracts with its President, Chief Executive Officer, and Senior Vice President that provide for a minimum annual salary, incentives, and bonuses, which are based on the Company's attainment of specified levels of sales and earnings. The annual salaries for the three officers are $150,000, $150,000, and $90,000, respectively. During the year ended December 31, 1999, all three officers were not compensated, and unpaid compensation in the amounts of $50,000, $50,000, and $30,000, respectively, was waived by the officers.


NOTE 7 - RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1999, one of the principal stockholders of the Company paid $112,902 of the Company's expenses, which are recorded on the accompanying balance sheet as due to related party. In addition, this principal stockholder contributed $140,403 due to this stockholder as additional paid-in capital.

         During the three months ended March 31, 2000, the Company paid $20,000 to one of the principal stockholders as repayment of the loan from the stockholder. The remaining balance at March 31, 2000 was $92,902 (unaudited).


NOTE 8 - COMMON STOCK AND COMMON STOCK WARRANTS

         During the period from January 25, 1996 (inception) to December 31, 1996, the Company issued 28,302,353 shares of common stock in connection with a private placement for $622,877, net of expenses of $202,213. In addition, the Company issued 233,280,000 shares of common stock to its founders and 43,454,118 shares to professionals. Compensation expense of $40,000 was recorded, representing the fair value of the services rendered. In addition, 58,320,000 shares were issued to the investment bankers in exchange for services valued at $25,000.

         During the year ended December 31, 1997, the Company issued 17,152,942 shares of common stock in connection with a private placement for $431,500, net of expenses of $68,500. In addition, the Company issued 2,287,058 shares of common stock to professionals for services valued at $5,000, which was recorded as compensation expense.

         During the three months ended March 31, 2000, the Company issued 21,750,000 (unaudited) shares of common stock in connection with a private placement for $1,087,500 (unaudited). In addition, the Company issued 2,000,000 (unaudited) shares of common stock for a subscription received in 1999.

         The Company issued warrants to purchase 51,458,824 common shares in connection with a private placement at an average exercise price of $0.035. In addition, the Company also issued 125,788,235 warrants to its principal stockholders and directors and 2,287,059 warrants to a consultant.

         A summary of the Company's warrant activity is listed below:

                                                                WEIGHTED-      WEIGHTED-
                                                 WEIGHTED-      AVERAGE        AVERAGE
                                                  AVERAGE       EXERCISE       EXERCISE
                       STOCK        STOCK        REMAINING      PRICE OF       PRICE OF
         EXERCISE     WARRANTS     WARRANTS     CONTRACTUAL     WARRANTS       WARRANTS
          PRICE     OUTSTANDING   EXERCISABLE       LIFE      OUTSTANDING    EXERCISABLE
         --------   -----------   -----------   -----------   -----------    -----------
        $   O.035    84,907,059    84,907,059    2.74 years    $   0.035      $   0.035
        $  0.0022   125,788,235   125,788,235    4.51 years    $  0.0022      $  0.0022
                    -----------   -----------
                    211,838,823   211,838,823
                    ===========   ===========

         The fair value of the warrants was calculated using the Black-Scholes option valuation model with the following weighted-average assumptions for the years ended December 31, 1999 and 1998: dividend yields of 0% and 0%, respectively; risk free interest rates of 7% and 6%, respectively; expected volatility of 0% and 0%, respectively; and expected lives of four and four years, respectively.

         The weighted-average fair value of the warrants issued during the years ended December 31, 1999 and 1998 was $0.022 and $0, respectively.


         During the three months ended March 31, 2000, the Company issued 21,750,000 (unaudited) shares of common stock in connection with a private placement for $1,087,500 (unaudited). In addition, the Company issued 2,000,000 (unaudited) shares of common stock for a subscription received in 1999.

         On February 1, 2000, the Company issued a warrant to an employee to purchase 34,500,000 shares of common stock at an exercise price of $0.0022 per share. The warrant can be exercised at any time through January 31, 2007. The warrant is not registered under the Securities Act of 1933. The Company recorded compensation expense of $3,082,500 in accordance with APB 25.

NOTE 9 - INCOME TAXES

         The Company has incurred no income tax expenses since inception. The actual tax benefit differs from the expected tax benefit computed by applying the United States federal corporate tax rate of 34% to loss before income taxes as follows:


                                     FOR THE
                                  THREE MONTHS        FOR THE YEAR ENDED
                                     ENDED                DECEMBER 31
                                    MARCH 31,   -------------------------------
                                      2000        1999        1998        1997
                                   ----------   ---------  ---------  ---------
                                  (UNAUDITED)
        Expected tax benefit       $(122,00)    $  (8,000) $(354,000) $(709,000)
                                   --------     ---------  ---------  ---------
        State income taxes, net
          of federal benefit         (4,000)         --      (10,000)   (20,000)
        Changes in valuation
          allowance                 126,000         8,000    364,000    729,000
                                    -------      --------   --------   --------
            TOTAL                  $    --      $    --    $    --    $    --
                                   ========     =========  ========== =========

         The tax effects of temporary differences that give rise to deferred tax assets were as follows:

                                     FOR THE
                                  THREE MONTHS        FOR THE YEAR ENDED
                                     ENDED                DECEMBER 31
                                    MARCH 31,   -------------------------------
                                      2000        1999        1998        1997
                                   ----------   ---------  ---------  ---------
                                  (UNAUDITED)
        Net operating loss
          carryforwards        $  401,000    $  317,000  $  308,000  $   76,000
        Software development
          costs capitalized
          for tax purposes      1,216,000     1,156,000  1,1210,000   1,033,000
                               ----------    ----------  ----------  ----------
                                1,617,000     1,473,000   1,518,000   1,109,000

        Less valuation
          allowance             1,617,000     1,473,000   1,518,000   1,109,000
                               ----------    ----------  ----------  ----------

            TOTAL              $     --      $     --    $     --    $     --
                                =========     =========  ==========   =========

         At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $794,000 and $396,000, respectively, which begin to expire in 2001, respectively.

                                                                   EDULINK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1999
--------------------------------------------------------------------------------

NOTE 10 - YEAR 2000 ISSUE

         The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

         Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that the suppliers have all taken the necessary steps to prevent any service interruption that may affect the Company.


NOTE 11 - SUBSEQUENT EVENTS

         On February 1, 2000, the Company entered into an agreement with an officer to issue warrants to purchase 34,305,000 shares of common stock at an exercise price of $0.0022 per share.

         As of May 17, 2000, the Company has received cash for shares subscribed amounting to $5,227,500, including $100,000 received in December 1999, on which $113,750 in commissions were due and paid by the Company.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         EduLink, Inc.
                                                         ------------------
                                                         Registrant

Date: June 21, 2000                               By:    /s/ Michael Rosenfeld
                                                         ----------------------
                                                  Title: Chief Executive Officer

Exhibits

2.1     Agreement and Plan of Merger between URREA Enterprises and EduLink Inc.*

3.1     Articles of Incorporation of URREA Enterprises, Inc.*

3.2     Articles of Merger for URREA Enterprises, Inc.*

3.3     By-laws of EduLink Inc.*

4.1 Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld Warrant Agreement)*

4.2     Amendment to Rosenfeld Warrant Agreement, dated September 15, 1999*

4.3 Form of Warrant Agreement with Ronald C. Rescigno (Rescigno Warrant Agreement)*

4.4     Amendment to Rescigno Warrant Agreement, dated September 15, 1999*

4.5     Warrant Agreement with Dorothy Tucker, dated September 15, 1999.*

4.6     Warrant Agreement with Kathleen McGuire, dated September 15, 1999*

4.7     Warrant Agreement with Ian Rescigno, dated February 1, 2000*

4.8     Specimen of common stock certificate*

10.1    Agreement with Saatchi & Saatchi North America, Inc. dated January 5,
        2000.*

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")*

10.3    Amendment to Rosenfeld Employment Agreement, dated February 1, 2000*

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")*

10.5    Amendment to Dr. Rescigno Employment Agreement dated February 1, 2000*

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")*

10.7    Amendment to Ian Rescigno Employment Agreement, dated February 1, 2000*

10.8    Agreement with Science Applications International Corporation.*

10.9    Agreement with Professor Gary B. Nash, Ph.D.*

10.10   Agreement with McGuire and Associates.*


10.11   Agreement with Rodger W. Bybee, dated March 17, 2000.

10.12   Agreement with Sheldon Blau, dated March 16, 2000.

10.13   Agreement with Linda Plattner, dated March 16, 2000.

10.14   Agreement with Christopher L. Salter, dated March 16, 2000.

10.15   Letter to Assumption School, dated May 31, 2000.

10.16   Letter to Lincoln Middle School, dated May 22, 2000.


11.1    Statement of Computation of Per Share Earnings*

21.1    Subsidiaries of the Registrant*

27.1    Financial Data Schedule*


---------------------------------
* Previously Filed

INDEX TO EXHIBITS

Exhibit
Number            Description of Document
-------           ------------------------------------

2.1               Agreement and Plan of Merger between URREA Enterprises and
                  EduLink Inc.*


3.1               Articles of Incorporation of URREA Enterprises, Inc.*


3.2               Articles of Merger for URREA Enterprises, Inc.*

3.3               By-laws of EduLink Inc.*

4.1 Form of Warrant Agreement with Michael Rosenfeld (Rosenfeld Warrant Agreement)*

4.2               Amendment to Rosenfeld Warrant Agreement, dated September 15,
                  1999*

4.3 Form of Warrant Agreement with Ronald C. Rescigno (Rescigno Warrant Agreement)*

4.4               Amendment to Rescigno Warrant Agreement, dated September 15,
                  1999*

4.5               Warrant Agreement with Dorothy Tucker, dated September 15,
                  1999.*

4.6               Warrant Agreement with Kathleen McGuire, dated September 15,
                  1999*

4.7               Warrant Agreement with Ian Rescigno, dated February 1, 2000*

4.8               Specimen of common stock certificate*

10.1              Agreement with Saatchi & Saatchi North America, Inc. dated
                  January 5, 2000.*

10.2 Employment Agreement between Michael Rosenfeld and EduLink Inc., dated September 4, 1999 ("Rosenfeld Employment Agreement")*

10.3              Amendment to Rosenfeld Employment Agreement, dated February 1,
                  2000*

10.4 Employment Agreement between Ronald Rescigno and EduLink Inc., dated September 4, 1999 ("Dr. Rescigno Employment Agreement")*

10.5              Amendment to Dr. Rescigno Employment Agreement dated February
                  1, 2000*

10.6 Employment Agreement between Ian Rescigno and EduLink Inc., dated September 4, 1999 ("Ian Rescigno Employment Agreement")*

10.7              Amendment to Ian Rescigno Employment Agreement, dated February
                  1, 2000*

10.8              Agreement with Science Applications International
                  Corporation.*

10.9              Agreement with Professor Gary B. Nash, Ph.D.*

10.10             Agreement with McGuire and Associates.*


10.11             Agreement with Rodger W. Bybee, dated March 17, 2000.

10.12             Agreement with Sheldon Blau, dated March 16, 2000.

10.13             Agreement with Linda Plattner, dated March 16, 2000.

10.14             Agreement with Christopher L. Salter, dated March 16, 2000.

10.15             Letter to Assumption School, dated May 31, 2000.

10.16             Letter to Lincoln Middle School, dated May 22, 2000.


11.1              Statement of Computation of Per Share Earnings*

21.1              Subsidiaries of the Registrant*

27.1              Financial Data Schedule*


------------------------------------
* Previously filed